04026224

CANON ANNUAL REPORT 2003

Fiscal Year Ended December 31, 2003

APR 15 2004






STATION
19



PROCESSED
APR 16 2004
THOMSON
FINANCIAL

Canon

INC

Corporate Profile

Canon Inc. (NYSE: CAJ) and the Canon Group develop, produce and market a wide range of products used in the home, offices and industry, including business machines, conventional and digital cameras, lenses, digital video camcorders, semiconductor production equipment, television broadcasting lenses and medical equipment, employing over 100,000 people worldwide.

The operating environment in 2003 was harsh, but Canon's strong product lines and successful management reform activities led to a fourth consecutive year of sales and profit growth and new record highs for the company in consolidated net sales and net income. The Group also made significant progress in achieving the aims of Phase II of the Excellent Global Corporation Plan, which commenced in 2001 and will conclude in 2005.

The Canon Group pursues a variety of environmental and philanthropic activities under its corporate philosophy of *kyosei*, or living and working together for the common good, and focuses on fulfilling its duties to investors and society by stressing good corporate governance throughout its activities.

CONTENTS

Financial Highlights 1

To Our Shareholders 2

Corporate Governance 4
Board of Directors and Corporate Auditors

Feature Stories

- Corporate Management 6
- Research & Development 8
- Production 10
- Environmental Responsibility 12
- Philanthropy 14

Canon Product Groups

- Office Imaging Products 16
- Computer Peripherals 18
- Cameras 20
- Optical Products 22

Product Group Summary 24

Financial Section 25

Major Consolidated Subsidiaries 79

Transfer Office and Registrars 80
Shareholders' Information

Cover photos:

Top left: Canon Development Americas (CDA) serves as the core of R&D activities in the Americas, focusing on the digital home, the digital office, optics and materials.
Top right: Canon Europa showroom near Amsterdam, where many Canon products, from cameras to digital MFDs, are on display.
Bottom left: Canon Vietnam. Each Canon production base in Asia has deep roots in the local culture.
Bottom right: Photo-functional water, an original Canon technology that decomposes chlorinated organic compounds contained in industrial wastewater.

Financial Highlights

	Millions of yen (except per share amounts)			Thousands of U.S. dollars (except per share amounts)
	2003	2002	Change (%)	**2003**
Net sales	**¥ 3,198,072**	¥ 2,940,128	+ 8.8	**$ 29,888,523**
Operating profit	**454,424**	346,359	+ 31.2	**4,246,953**
Income before income taxes and minority interests	**448,170**	330,017	+ 35.8	**4,188,505**
Net income	**275,730**	190,737	+ 44.6	**2,576,916**
Earnings per share:				
-Basic	**¥ 313.81**	¥ 217.56	+ 44.2	**$ 2.93**
-Diluted	**310.75**	214.80	+ 44.7	**2.90**
Total assets	**¥ 3,182,148**	¥ 2,942,706	+ 8.1	**$ 29,739,701**
Stockholders' equity	**¥ 1,865,545**	¥ 1,591,950	+ 17.2	**$ 17,435,000**

Notes: 1. Canon's consolidated financial statements conform with accounting principles generally accepted in the United States of America.
2. U.S. dollar amounts are translated from yen at the rate of U.S.$1 = ¥107, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2003, solely for the convenience of the reader.

Net sales
(Millions of yen)



3,200,000
0
2,530,896
2,696,420
2,907,573
2,940,128
3,198,072
99
00
01
02
03

Net income
(Millions of yen)



280,000
0
70,234
134,088
167,561
190,737
275,730
99
00
01
02
03

Earnings per share
(Yen)



320
0
Basic
Diluted
80.66
79.50
153.66
151.51
191.29
188.70
217.56
214.80
313.81
310.75
99
00
01
02
03

Stockholders' equity
(Millions of yen)



1,900,000
0
1,202,003
1,298,914
1,458,476
1,591,950
1,865,545
99
00
01
02
03

To Our Shareholders

Looking back at the global economy in 2003, although economic conditions in the United States remained stagnant during the first half of the year, a recovery quickly took hold from the third quarter, led by healthy consumer spending resulting from tax cuts and growth in capital investment in the private sector, which was supported by a low-interest rate monetary policy.

In the Canon Group's markets, demand for digital cameras and digital video camcorders continued to expand in 2003. Shifting business demand toward multifunctionality and color stimulated strong sales of network digital multifunction devices (MFDs). Computer peripherals, including inkjet printers, however, struggled amid severe price competition. In the field of optical equipment, the semiconductor-production equipment market began to show signs of a recovery and the increased demand for liquid crystal display (LCD) televisions fueled growth in the market for aligners, used in the production of LCDs.

The average value of the yen in 2003 was ¥115.61 to the U.S. dollar, and ¥131.02 to the euro, representing an appreciation of 8% against the U.S. dollar, and a depreciation of 10% against the euro.

Amid these conditions, Canon registered net sales in 2003 of ¥3,198.1 billion (U.S.$29,889 million), representing an 8.8% increase from the previous year. Canon's gross profit during the term increased by 14.9%, boosted by an increase in sales volume and an improved gross profit ratio made possible by R&D and production reforms. Consequently, operating profit in 2003 significantly increased by 31.2% to ¥454.4 billion (U.S.$4,247 million). Net income for the year climbed 44.6% to ¥275.7 billion (U.S.$2,577 million), and basic earnings per share were ¥313.81 (U.S.$2.93), a year-on-year increase of ¥96.25 (U.S.$0.90).

Reflecting Canon's strong financial condition, the Board of Directors has voted to increase the annual dividend to ¥50 (U.S.$0.47), from ¥30 (U.S.$0.28).

Results by Product Group

Strong sales of network digital MFDs, including the first color imageRUNNER (iR) models, helped stimulate year-on-year sales growth of 3.7% to ¥1,061.1 billion (U.S.$9,917 million) for our office imaging products.

Despite the severe price competition in the computer peripherals segment, brisk unit sales of inkjet printers, including both multifunction models for businesses and SOHO models, produced 3.2% sales growth to ¥1,089.3 billion (U.S.$10,180 million).

The introduction of several new compact and digital SLR cameras and digital video camcorders delivered healthy camera sales for the term, more than offsetting the decline in unit sales of conventional film cameras. Sales grew 34.5% and operating profit for the camera segment appreciably



advanced 79.7% to ¥126.3 billion (U.S.$1,181 million).

Sales of optical products totaled ¥270.6 billion (U.S.$2,529 million), a year-on-year increase of 18.6%. Despite the increased sales, the gross profit ratio decreased in 2003 due to severe competition and a one-time expense for the disposal of inventories, resulting in an operating loss of ¥11.4 billion (U.S.$107 million) for the term.

Progress toward Meeting Management Objectives

In 2001, Canon launched Phase II of the Excellent Global Corporation Plan, a five-year management initiative whose aims include securing the No. 1 position worldwide in all of our core business areas, strengthening R&D and further enhancing the Canon Group's financial position. In 2003, we reached several milestones indicating our progress toward achieving these aims. These include a move to increase R&D spending to 10% of net sales and the reduction in our long-term interest-bearing debt to below 100 billion yen.

Among our core businesses, we are aiming to build on our No. 1 position worldwide in the areas of copying machines and laser beam printers by, among other methods, actively launching new models that will help to expand the color market and "print-on-demand" market.

Canon is one of the few companies that possess world-class technologies for both cameras and photo-quality printers. We intend to continue leveraging this advantage to increase market share and expand new markets, such as home photo printing.

In 2003, Canon introduced new semiconductor production equipment based on a new platform. With the aim of capturing the No. 1 position in this industry, we will continue to launch new leading-edge products.

Our expanded commitment to R&D is focused on enhancing core technologies as well as bolstering product "engine" and platform technologies. We are also continuing to pursue "prototype-less design" through the effective utilization of 3D-CAD systems, eliminating, to the extent possible, physical prototypes from the design process.

We are keeping a close eye on the expanding Chinese market and plan to strengthen our sales structure there as well. And we will continue to promote cash-flow management to achieve financial strength befitting a truly excellent global company.

Dealing with the Challenges Ahead

Exchange rate fluctuation is a persistent challenge for a global company. To mitigate its impact, we are working to increase product development speed, which will enable us to introduce products priced to reflect the latest foreign exchange levels. For the long term, we will establish product development operations in the United States and Europe, enabling each region—Japan, the Americas and Europe—to develop, produce and export its own products all over the world.

We also view environmental concerns as a management issue of extreme importance. From the product development stage through to production, sales, use, recovery and recycling, we focus our efforts on creating environmentally conscious products designed with energy savings, resource conservation, and the elimination of harmful substances in mind.

While the global economy appears to be headed for recovery in 2004, uncertainties are likely to continue. Strongly positioned in a range of expanding markets, Canon will remain on course toward our goal of becoming an excellent global company, and in so doing, I believe, will continue adding value to the Canon Group for all stakeholders around the world.

Fujio Mitarai
President and CEO
Canon Inc.

Corporate Governance at Canon: A Commitment to Building Corporate Value

Good corporate governance is an integral part of the Canon business philosophy. We are committed to approaching social, ethical and environmental matters in the same way as we approach our core business activities, and to ensuring transparency in these areas. Canon recognizes the importance of building sound relationships with all of our shareholders. Therefore, we set high standards of behavior and continuously strive to make pertinent information available for our shareholders.

Streamlined Board Management

Canon's board consists of 24 directors, all of whom typically attend the management meetings where key corporate issues are discussed and decided. For purposes of efficiency, Canon's board does not include outside directors and the term of service of a director has been reduced to one year (from two). As well as the board of directors, a number of cross-company management advisory committees have been formed, which specialize in different important management themes. As well as accelerating the decision-making process, these committees also serve another function as they perform an error-checking role.

Vigorous Corporate Auditing

The board of four corporate auditors includes two outside corporate auditors, and the board attends directors' meetings, reviews written and oral business reports from directors and other managerial staff and conducts auditing procedures for the business and property. From May 2003 on, any contracts between Canon and an accounting company must be approved by the auditors' board in advance. In addition, an internal Corporate Audit Center inspects areas of the company on issues such as compliance, risk management, and internal control systems prior to offering assessments and proposals in these areas. The center also works closely with administrative divisional management on quality, environmental and security (informational and physical) issues.

Enlightened Code of Conduct

The Canon Group Code of Conduct, a handbook calling on all executives and employees to perform their duties in compliance with laws and corporate ethics, has been distributed throughout the Canon Group, in nine languages. Our corporate code also encompasses our environmental policies, which continue to be a prime concern throughout the whole Canon organization. In addition, Canon Inc. set up the Corporate Ethics & Compliance Committee consisting of all chief executives on January 1, 2004 for the purpose of sharing compliance awareness as common value among all executives and employees and therefore enhancing sound management.


Canon

Canon Inc. headquarters

Board of Directors and Corporate Auditors

(as of December 31, 2003)

President and Chief Executive Officer

Fujio Mitarai

Senior Managing Directors

Ichiro Endo
Yukio Yamashita
Toshizo Tanaka
Kinya Uchida
Akira Tajima
Tsuneji Uchida

Managing Directors

Takashi Saito
Yusuke Emura
Nobuyoshi Tanaka
Junji Ichikawa
Hajime Tsuruoka
Akiyoshi Moroe
Kunio Watanabe
Ikuo Soma

Directors

Teruomi Takahashi
Hironori Yamamoto
Yoroku Adachi
Yasuo Mitsuhashi
Katsuichi Shimizu
Ryoichi Bamba
Tomonori Iwashita
Toshio Homma
Shigeru Imaiida

Corporate Auditors

Kohtaro Miyagi
Masaharu Aono
Tadashi Ohe
Tetsuo Yoshizawa

NYSE Corporate Governance Standards

As a Japanese company listed on the New York Stock Exchange (NYSE), Canon is not required to follow several of the NYSE listing standards. Canon's corporate governance practices, as described above, differ in certain significant respects from those that U.S. companies must adopt in order to maintain a NYSE listing. Canon is not required to: include individuals on its board of directors who meet the NYSE's independence requirements; include non-management individuals on its board of directors; create nominating, compensation and audit committees of the board of directors; make publicly available one or more documents which purport to summarize all aspects of its corporate governance guidelines; or publicly or prompty disclose any waiver from its code of ethics for its directors or other executive officers.

From a maverick corporate vision, Canon reaches a higher plateau of success

With the announcement of another record-breaking year of profits, Canon again finds itself in the investor spotlight. It is nearly impossible to talk about Canon's remarkable performance without referring to the ideas of its president and CEO, Fujio Mitarai. This article examines some of the most important of those ideas and the direction they are steering Canon.

help but consider the benefits of long-term employment."

In the developing markets where Canon maintains production operations, Mr. Mitarai aims to produce products that will be marketed locally. He is vigorously pursuing this strategy, especially in China, where he hopes to eventually shift some aspects of product design for locally produced and marketed goods.

"In every country and region where Canon operates, we aim to be recognized for excellence."
——Fujio Mitarai

"Think Globally, Act Locally"

Having spent years at the top of Canon U.S.A., Inc., Mr. Mitarai knows that different cultures demand different management styles. "You cannot ignore the national traits and characteristics of the country [where Canon is operating]," he points out. "It is necessary to employ a local style of management from a global business perspective."

The scale of Canon's operations is enormous. As of December 31, 2003, Canon comprised 198 consolidated companies and over 100,000 employees worldwide, meaning that Canon must adhere to many local styles of management.

"We want to be a company that is welcomed and respected in every country," Mr. Mitarai adds. "So, in matters where people are concerned, we take a local approach."

Part of that local approach in Japan is lifetime employment. "If I were managing an American corporation, naturally I would employ an American style of management," he says. "But managing a corporation in Japan, I cannot



Technology Is the Key

While many aspects of the business operations are managed locally, the global strategies for maintaining Canon's foothold on the leading edge of technology are developed centrally under the eye of Mr. Mitarai in Tokyo.

Mr. Mitarai has set Canon on course to increase research and development investment to 10% of consolidated sales in the near future. This research is intended not only for maintaining the company's leading position in its current fields of business, but also for exploring possibilities in other markets. "Our fundamental approach is to have sufficient depth, as well as breadth, in core technologies so that we can always adapt to changes over time," he says.

Another role of advanced technology in Mr. Mitarai's vision is to solve environmental problems, a subject about which he is unequivocally forthright. "Sacrificing the environment for profit is not an option in advanced countries," he declares. "It is not a matter of choosing one thing over another, but a matter of co-existence."

Canon has lived up to Mr. Mitarai's ideals, adopting aggressive recycling targets, dramatically reducing the amount of energy used in the production and distribution of its goods, and making stunning technological breakthroughs that have enabled Canon products to establish new standards for energy efficiency in many fields.

Recently Canon made an official entrance into the business field of environmental technology, receiving governmental approval to start operations focused on environmental analysis and testing. An engineering business charged with testing and evaluating soil and groundwater contamination has already been established.

Global Strategic Thinking

At the same time that Canon has pursued Mr. Mitarai's environmental and research ideals, corporate profits have risen dramatically. The latest record-setting mark, net income of 275 billion yen on sales topping three trillion yen in fiscal 2003, was achieved despite the significant appreciation of the yen against the dollar, testimony to Canon's success in building a truly global organization.



To ensure compliance with regulations such as RoHS, Canon employees work closely with regular suppliers, as shown here at a supplier's plant in Shenzen, China.

When Mr. Mitarai took over as president and CEO, he radically changed the way Canon employed its capital. Under Mr. Mitarai's direction, Canon has reduced long-term interest-bearing debt from a high of 843.1 billion yen to below 100 billion yen at the end of fiscal 2003 through cash repayments. Moreover, investor relations have been made a priority. The upshot: Today Canon claims 49.8% overseas investors and an expanding number of retail investors.

By focusing on a healthy financial constitution, better cash flow and higher dividends, Mr. Mitarai has produced a recipe for success that has been prescribed for the whole of Japan.



A new state-of-the-art technology research center will be located in the compound with the Canon headquarters in Shimomaruko.

The Poll of Public Opinion

Mr. Mitarai's achievements resonate with the public. A December 2003 *Nikkei Sangyo Shimbun* survey ranked him as the No. 1 manager of the year in Japan. His achievements burnish the luster of the company as a whole, as does Canon's prominence as one of the post-recession bellwethers. Japanese university students consistently rank Canon among their top choices for employment following graduation. Results such as these show that Mr. Mitarai is clearly accomplishing his goal of making Canon "a first-rate company in every country and region where we exist."

Canon raises the stakes in the research race

Already a leader in the research and development of leading-edge technology, Canon is working toward increasing the spending in this area to 10% of consolidated gross sales in the near future. This effort, together with others made throughout 2003, underscores the company's strong commitment to R&D and the value it pins on the intellectual property resulting from R&D activities.

> **"Companies that lack the strength to keep up with the changing times will disappear. The ones that remain will move further ahead."**
>
> ——— ***Fujio Mitarai***

Pursuing Core Technologies

Core technologies are the foundation stones of President Mitarai's long-term strategic plans for Canon. The core research is in fields such as nanotechnology, which is expected to yield practical results in areas like fuel cells and new optical materials. Some of the other key areas of technology development in 2003 were organic electroluminescent displays, which will have applications in portable devices such as cellphones; ultra-fine particle technology, which will increase the resolution of printing devices; and a flexible, energy efficient thin-film display, which is expected to find applications in a number of future devices. Bold evidence of Mr. Mitarai's steadfast commitment to R&D can be seen in the plans to construct a new state-of-the-art technology research center in the same compound as the company's headquarters in Shimomaruko.

Canon is not averse to collaborating with other companies where such activity is beneficial. For instance, a new type of display called SED (surface-conduction electron-emitter display) has the potential to supersede both LCDs and plasma displays. Canon is jointly conducting SED research and development activities with Toshiba Corporation, focusing on commercial applications.

While the technologies under development at Canon hold the promise of exciting new products, Mr. Mitarai's approach to R&D is not intended to provide an instant return on investment. "Even a brilliant patent may take a decade or two before providing any return," he explains. "But the reason we invest so much money [260 billion yen in 2003] in R&D is to provide an environment where our people can focus on long-term research projects without feeling



Through its nanostructural material research, Canon has found ways to produce and systematically arrange nanoholes, which can be filled with a magnetic substance. Future applications include high-density magnetic recording media.

the pressure of employment issues, and where the future health of the company can become a priority for managers."

The "D" Side of R&D

Canon is re-inventing the way in which product development moves from concept to finished article. Developing a new product usually involves the production of expensive and time-consuming prototypes. With the aid of simulation technologies and 3D-CAD systems, Canon aims to minimize reliance on prototypes. Canon already boasts one of the highest production standards in Japan. "Prototype-less design" can greatly reduce development time, enabling Canon to respond more nimbly to the fast-changing consumer electronics market.

Software development continues to be a priority for Canon. Since many devices rely on embedded software to differentiate them, it is important that the development of this software does not form the traditional bottleneck holding back product launches. Therefore, Canon develops common software platforms within product ranges, eliminating the need to "re-invent the wheel" each time a new product is launched.

Intellectual Property, the Lifeblood of a Technology Company

With nearly 2,000 patents registered in the U.S. this year, Canon continued its 12-year winning streak of finishing among the top three in the "patent race*."



Canon has developed a color paper-like display (PLD) that does not require a power source to retain displayed images. Ongoing research is focused on making larger and thinner PLDs.

Patents are more than a revenue source at Canon; they support future product development, reduce costs and drive up operational efficiency. For example, if Canon requires a certain minor technology that has already been patented by other companies, rather than devote significant time and resources to developing it internally, Canon oftentimes negotiates the use of the patent in exchange for the use of a Canon patent. Mr. Mitarai says, "One thing that sets Canon apart is the huge number of patents we hold. It enables a great reduction in our costs."

In September 2003, Canon spun off the Canon Technology Information Service Inc. from the Corporate Intellectual Property & Legal Headquarters in order to achieve more effective handling of intellectual property. This company, tasked with handling and managing patent registration, works hand in hand with Canon's R&D and manufacturing operations.

Top 10 Corporations Receiving U.S. Patents in 2003 (Preliminary count)

Rank	Organization	Number of Patents
1	IBM	3,415
2	Canon	1,992
3	Hitachi	1,893
4	Matsushita Electric	1,786
5	Hewlett-Packard	1,759
6	Micron Technology	1,707
7	Intel	1,592
8	Royal Philips Electronics	1,353
9	Samsung Electronics	1,313
10	Sony	1,311

(Source: United States Patent and Trademark Office)

*Announced by the USPTO

Building factories at home, Canon finds new ways to extend its global reach

Canon's decision last year to open a new digital camera production facility in Oita, Kyushu (Japan) raised some eyebrows. After all, conventional wisdom for some time now has been to move factories overseas, preferably to Southeast Asia, where labor costs are low.

Canon's president and CEO Fujio Mitarai defends Canon's maverick move: "If we switch factories each time a place with lower labor costs is found, all the investment in equipment is wasted. Instead, we should use our strengths in production, and manufacture products more cheaply than they could be manufactured in locations where the cost of labor is lower."

As a good example of this philosophy, the new Oita plant, which will start operations in 2006, will produce up to six million units of high-end digital cameras and digital video camcorders annually.



The cell production environment employed at Canon's factory in Vietnam draws on the strong traditions of Vietnamese craftsmanship not only for achieving high production standards, but also for making some production equipment.

While Mr. Mitarai says "cell production is a primary reason for Canon's profitable status in recent years," he believes that "the process is reaching its limits." Looking ahead, Canon is investing heavily in automation technology that will be integrated with cell production and Canon's increasingly effective supply chain management (SCM) systems to achieve higher levels of productivity. Overall, Canon's production reform activities since 1998 have enabled the company to reallocate over 215 acres of facility space, resulting in an estimated elimination of 65,600 tons of CO_2 emissions.

"With factory automation and other production techniques, we can manufacture certain goods at a lower cost in Japan."

——— *Fujio Mitarai*

Cell Production and Beyond

The production workers at the new Oita plant will work in a cell production environment, a method that gives a small number of workers, or in some cases a single worker, responsibility for the final assembly of a product from subassemblies. Canon reports that cell production has led to considerable gains in productivity and product quality, enabling over 12 miles of conveyor belts to be retired since 1998.



Mr. Mitarai visits Canon production facilities on a regular basis to obtain a firsthand perspective of the production systems in action.

Behind Mr. Mitarai's decision to build new production facilities at home rather than chasing after cheap labor abroad is a deeply held belief that Japan must maintain a strong manufacturing base to ensure itself of a vibrant economy in the years ahead. The validation of his vision will lie in Canon's ability to produce key products more cost-effectively in Japan than abroad over the long run.

Commitment to Global Production

To be sure, the development of automation systems for domestic factories signals an important development in Canon's global production strategy. But that certainly does not mean Canon will abandon overseas production. In fact, by the end of 2003, the proportion of Canon goods manufactured outside Japan had reached 42%, a 4% year-on-year increase.

In all its overseas operations, Canon has continued to place priority on its policy of being a good corporate citizen of the community, which entails adhering to local work customs and striving to produce products that will be marketed locally. Mr. Mitarai says on the subject of China: "I want to put in place a production system suitable for China, whereby products are designed for the Chinese market [in China] and distributed there."

In-house Development of Production Tools

Canon recently purchased a mold-production company, adding to its formidable ability to produce many of the metal molds needed for production. Canon also produces many of the tuning and measuring tools needed for the development, maintenance and repair of its production equipment. Key tools such as these are not marketed for sale; they are reserved as crown jewels within the Canon Group.

The ability to develop its own tools of production provides quality assurance as well as adds speed and flexibility when retooling is necessary, which is a crucial advantage in the cell production environments Canon has set up. Shopping outside the company for production tools, according to Mr. Mitarai's way of thinking, not only limits Canon creatively. Over the long run, in-house tool development can also cut costs and help prevent prying eyes from getting a glimpse at the secrets of Canon's core proprietary technologies.



At Canon Virginia, Inc., the use of lasers enables small-batch production of many types of products.



At the Ami Plant in Japan, highly flexible and cost-efficient factory automation is employed for the production of toner cartridges.

New initiatives affirm that environmental commitment runs deep inside Canon

Kyosei, or living and working together for the common good, has long been a part of the Canon corporate culture. A major facet of the *kyosei* philosophy is environmental responsibility, and Canon, rather than being content to follow others in environmental matters, or wait until legislation forces change, takes the lead in developing practices and policies that shoulder that responsibility.

Living up to Ideals

New regulations such as the RoHS (Restriction of Hazardous Substances) Directive in Europe and elsewhere will have an impact on Canon's production methods. Lead-free solder, for example, which is to replace traditional toxic lead solder, demands different and more complex manufacturing processes, due to its higher melting point. Although the final details of the RoHS Directive are still awaiting confirmation, Canon has moved ahead and begun developing a "green" toxic-free procurement policy with other industry leaders.

Minimizing environmental impact in the area of distribution may seem beyond Canon's scope, but in 2003, Canon announced that over 550 tons of carbon dioxide

"Corporations have the responsibility to develop advanced technologies that will stop the destruction of nature."

——— *Fujio Mitarai*

Leadership Policies

Today companies need to concern themselves with the total impact of their products on the environment: from production through distribution, use and disposal. This impact, known as a Life Cycle Assessment (LCA), is objectively measured and certified in Japan by the government-affiliated Japan Environmental Management Association for Industry (JEMAI). Canon cameras, printers and copying machines have been certified for meeting the criteria of the JEMAI program.

One of Canon's boldest initiatives to date, Factor 2, aims to halve the company's environmental burden relative to its sales (from 2000 to 2010). Thanks to its proactive corporate policies towards the environment, Canon garnered the No. 1 spot in the *Nihon Keizai Shimbun* (Nikkei) ranking of manufacturers' environmental policies in December 2003.


Canon

Canon has proactively sought to minimize the environmental impact from the distribution of its goods. The adoption of a new rail and ship container system has significantly reduced the company's reliance on trucks for transportation.

would be eliminated annually as a result of a change in transportation policy. By using an efficient new rail container system, jointly developed with Nippon Express and Japan Freight Railway Company, Canon will take traffic off the roads between Tokyo and Osaka, and thereby cut the associated truck exhaust emissions.

Canon has long been an industry leader in the recycling of laser and inkjet cartridges and other consumable items, as well as in the actual materials used for production and packaging of its goods. In 1990, Canon pioneered the collecting and recycling of used toner cartridges, and in the years since has been responsible for the recycling of over 120,000 tons of those cartridges. Today, the toner cartridges Canon collects are 100% recycled in four facilities worldwide.



The fully automated Canon Ecology Industry Inc. facility in Japan is one of four plants worldwide that Canon operates for the recycling of used toner cartridges.

Smart Technology

In one of his many aggressive statements on corporate environmental responsibility, Canon president and CEO Fujio Mitarai stated: "Technology and industry have destroyed nature. It is up to technology to solve environmental problems."

Canon's development engineers have given truth to Mr. Mitarai's words, especially in the area of energy conservation. Color IH Fusing technology, which warms only the area necessary for toner fusing, cuts down the warm-up time, and hence the energy consumption, of copying machines and laser beam printers.

On the inkjet printer front, even more dramatic improvements are underway. Canon's research is already showing results: A 2003 model of one Bubble Jet printer consumes 76% less power than its 2001 counterpart.

Responsibility, Top to Bottom

While Canon's organizational structure allows streamlined environmental assessment and the rapid implementation of appropriate actions, Mr. Mitarai's leadership of Canon has driven the company towards industry-leading moves. A good example took place in June 2003 when Canon invited 80 Tokyo analysts to its Tokyo corporate headquarters to listen to a full report on the company's environmental strategy.

Mr. Mitarai has proclaimed that "sacrificing the environment for profit is not an option in advanced countries." Canon, as it has for years, continues to back up his strong words with bold actions.


環境経営システム
(PLAN)
(ACTION)
(CHECK)

Presentation of Canon's environmental strategies to analysts at Canon headquarters

With the help of technology and people, Canon broadens its goodwill contributions

Canon's *kyosei* philosophy of living and working together for the common good guides the company, its products and its people into situations where you might otherwise be surprised to see the name. Here are a few recent highlights.

The 2003 Canon Digital Creators Contest attracted thousands of entries from 77 countries and regions around the world.

Eyes on Yellowstone

Eyes on Yellowstone is made possible by Canon U.S.A. and represents the largest corporate donation for wildlife conservation in Yellowstone National Park. Funding for the Yellowstone Park Foundation, an educational and research program, by Canon U.S.A. assists with important scientific research and breaks new ground in conservation, endangered species protection and the application of cutting-edge science and technology that is essential to managing park wildlife and ecosystems. Canon's digital imaging products are used for remote monitoring of wildlife in the park to capture images all year round that scientists can study, children can learn from and nature lovers can enjoy. Canon also is supporting education, through electronic field trips on a National Park Service Web site, to increase public access to the wonder and magic of one of the most recognizable and popular parks in the world and to raise awareness about the importance of environmental conservation.

WWF PAN Park Support

A long-time supporter of the World Wildlife Fund, Canon Europe Ltd. expanded its support in Europe in 2003 of its promotion and development of the Protected Area Network (PAN) park concept. PAN parks provide shelters for wildlife in an ever more crowded world. Canon provides financial and other support to these projects, and Canon staff members regularly volunteer their time and talents to the parks. In Bieszczady in Poland, it was a Canon volunteer who was responsible for the introduction and development of the mountain horseback riding trails which are now a major part of the park's appeal.



Canon Europe's support of the PAN park network helps ensure the protection of pristine natural treasures like the Fulufjället National Park in Sweden.

4th Canon Digital Creators Contest and Other Sponsorships

In 2003, Canon held its fourth Canon Digital Creators Contest in which digital photos, digital graphics/illustration, digital movies and Web work are submitted, judged and honored for excellence. This contest once again showed clearly that digital creation techniques and artistic sensibility are by no means mutually exclusive.

In the arena of sports, Canon has the privilege of sponsoring EURO 2004, which will be held in Portugal in June. And the Canon name continues to be a familiar sight on soccer fields in Japan and on the American PGA tour.

Canon Product Groups


Office Imaging Products


Cameras


Computer Peripherals


©J.LEAGUE PHOTOS
Optical Products

Office Imaging Products



Ikuo Soma
Chief Executive
Office Imaging Products Operations

The introduction of new digital technologies and value-added solutions helped Office Imaging Products to steer successfully through fast-moving markets.

Despite the fact that the office equipment market is almost saturated in developed countries, we saw our largest sales figures ever in 2003. China accounted for much of the extra sales, but it's important to realize that added value, in the form of networking, integration, color copying, and high-speed models, comprises a significant portion of our sales. Incidentally, only 5% of our copying machine sales is now analog—the remaining 95% is digital.

It's a fair assumption that the market will polarize into high-end and low-end models. In the high-end market, we're providing total hardware/software solutions. We're now using a sales strategy in Japan that we call D^2 (Digital, Devices) whereby Canon Sales Co., Inc. and Canon Inc. link forces to provide solutions, not just copying machines, to our end-user customers. A similar strategy is already in place in the U.S.A. For Europe we hope to implement it in the coming year.

Among the products and services marketed by the D^2 team is our proprietary Java-based Multifunctional Embedded Application Platform (MEAP), which enables our clients to customize their multifunction devices (MFDs) according to their needs. Of course, the sales process here is long-term, up to years in length, but our bigger clients appreciate the flexible solutions we provide. Right now, customized solutions are providing about 4% of our [domestic] sales, but we hope to get this figure up to 19% by the end of 2006.

As it happens, 50% of our R&D staff and budget is on the software development side. I think that gives you a pretty good idea of our future priorities.

With regard to production, we're making the mid-range products in China, and the high-end models in Japan. We are considering using our European and American facilities mainly for kitting out the base models, which would then be localized for different markets. The European centers will also be involved in the recycling of cartridges, etc. Europe's a lot more active than the U.S.A. in this regard.

Looking ahead, we see digital technology continuing to reshape the reproduction market. Currently divided into four segments—offset, electrophotography [copying machines], inkjet and silver-halide photographic processes—the market will consolidate into two areas as silver-halide and offset continue to decline. Office Imaging Products Operations will focus, as we have for some time, on filling the gap with innovations in electrophotography and inkjet printing.

(From an interview with Mr. Soma on January 19, 2004)

Fiscal 2003 Review

2003 marked a period of transition for the office imaging and business machine segment, as the rising demand for network digital MFDs indicated a shift from monochrome machines to color products and a trend toward higher-end features.

Throughout the year Canon introduced new models, including the first color offerings in the powerful imageRUNNER series. The Color imageRUNNER C3200 (iRC3200N) achieved healthy sales, adding to Canon's market share worldwide.

Competition in the monochrome MFD segment was fierce. The high-end iR5000 series and iR105, however, continued to register strong sales during the term. The introduction of the compact Satera PC1280 (Japanese market model) for small and medium-sized businesses consolidated Canon's position in this important market segment.

In the color copying machine segment, the mid-speed imageRUNNER C3100 (iR3100CN) again recorded strong sales.

For the development of MFDs, Canon makes effective use of a deep and wide pool of technologies from the fields of optics, mechatronics, electronic photo processing, chemical materials and image processing. Canon's MFDs are differentiated chiefly by the use of leading-edge SOC (System On a Chip) technology, the iR controller, which acts as the "brains" of networked MFDs. The iR controller provides easy integration with customers' IT environments together with speedy high-quality image processing. The result is boosted office productivity, which has garnered uniform acclaim from business customers.

At the time of publication, the 2003 market share figures for office imaging products were pending, but it would appear that Canon has repeated its 2002 performance: top share for total sales in the three major sales regions of the U.S., Europe and Japan. As the business trend toward adopting MFDs accelerates, Canon is confident that its market position will grow even stronger.

Solution sales, centered on the installation of Canon's proprietary MEAP (Multifunctional Embedded Application Platform) on MFDs, currently account for under 5% of total sales, but the aim is to drive up total solution sales until they account for a more significant proportion of the sales volume. MEAP, a Java-based software platform, allows Canon Sales in Japan and Canon Inc. to work jointly on the presentation and implementation of specialized customer solutions.

For the term, Office Imaging Products recorded sales of ¥1,061.1 billion (U.S.$9,917 million), a year-on-year increase of 3.7%.

Sales results: Office Imaging Products
(Millions of yen)



1,100,000
880,295
861,594
980,053
1,023,131
1,061,099
0
99
00
01
02
03



Fast, flexible and efficient, the networkable Color imageRUNNER C3200 is Canon's latest entry in the color document processing market.

Computer Peripherals



Katsuichi Shimizu
Chief Executive
Inkjet Products Operations

Innovations across the board last year, in hardware as well as in software, enabled Canon to continue expanding its inkjet business in new directions.

At Canon, we are continuously looking for new ways to improve the image quality and print speed of our inkjet printers. Our latest innovation is New MicroFine Droplet Technology, which is being equipped on a wide range of our inkjet printers, from multifunction models through to SOHO and home Bubble Jet models. It has bolstered our technological lead in the market and drawn outstanding reviews from our customers.

One of the more exciting developments underway in our business is in the area of home printing. A host of new developments is enabling us to raise the image quality of home printing to the level of traditional film photo printing, while the PictBridge standard has helped to ensure seamless direct printing from digital cameras. We've had considerable success marketing ultra-compact printers that allow direct printing from digital cameras and camera-equipped mobile phones, and we think the demand for such products, including micro-printers, will continue to expand.

Consumers, of course, appreciate the "on-demand" aspect of home printing—they can shoot what they want, when they want, and not have to worry about involving a film processor or output center. But just as much, I believe, people love the DIY, fun aspect of amateur photography and we're helping to make that possible in new ways. We also see the potential for price reduction at the pro end of the market, and we hope that our technologies here will trickle down to the prosumer and consumer markets.

By the way, the development of high-grade photo-quality inks and paper is another way we are successfully boosting image quality for the home printing market. Needless to say, this is an important field for us, because the products are a source of recurring revenue.

On the other end of the spectrum, we have continued to bring innovation to our large-scale inkjet printers. Posters, signboards, in-store advertisements and many other small-run jobs that were traditionally done by offset can be handled with our inkjet printers.

I'd like to finish by mentioning the utility software that is supplied with computer peripherals, both printers and scanners. It forms a vital part of the whole Canon product, turning it into an integrated customer solution. I'm happy to say that we're supporting all major platforms, and we are doing so in 18 languages, providing simple-to-use utilities that actually help customers use the hardware more effectively.

(From an interview with Mr. Shimizu on January 20, 2004)

Fiscal 2003 Review

In response to heated competition in the inkjet printer segment, the Computer Peripherals Operations launched several new models in 2003. Particularly noteworthy were the Bubble Jet printers supporting the PictBridge camera-printer communications standard, which were released in the second half of the year. These new models incorporated New MicroFine Droplet Technology, which has boosted image quality and print speed over those offered on previous models.

The keys to a successful printer are speed, image quality and paper handling capabilities. Although ranked high among the leaders in all three categories, Canon has targeted each category for improvements. Additionally, the PictBridge system has been marked for enhancement, and future printers will offer even stronger integration with digital cameras.

The 2004 sales strategy for printers is twofold. First, with cost competitiveness the key factor in the expanding market for inkjet multifunction peripherals, the plan is to move beyond the competition in price, performance and the level of after-sales service provided. Second, in the single-function inkjet printer market, the aim is to add value to the printers by focusing on ease of use and connectivity to cameras.

Since peaking in 2000, the scanner market has continued to shrink at a rate of 10% to 20% per year. Under the prevailing highly competitive conditions, it is necessary to attain a high market share. To achieve that goal, Canon has successfully introduced several new scanner models. In the year ahead, the focus will be on the introduction of new, third-generation products, as well as improving the image quality of models using existing Canon technology. Future scanner products will incorporate Canon lens technology, as well as automated scratch/dirt processing for film scanning. This last process uses infrared technology in order to achieve quality results. Lastly, China and Eastern Europe are new markets for Canon scanners, and sales efforts there should help future sales figures.

In the market for home facsimile machines, Canon released new models offering attractive styling and ease of use.

Despite severe price competition in its markets, Computer Peripherals achieved 3.2% sales growth for the term, totaling ¥1,089.3 billion (U.S.$10,180 million), the highest figure among Canon's product groups.

Sales results: Computer Peripherals
(Millions of yen)


1,100,000
0
987,481
1,050,329
1,047,385
1,055,956
1,089,312
99
00
01
02
03



The i990 Bubble Jet printer incorporates Canon's leading-edge inkjet technology for photo-quality printing at an economical cost. It's equipped with PictBridge technology for easy integration with digital cameras.

Cameras



Tsuneji Uchida
Chief Executive
Image Communication Products Operations

Canon's operational flexibility and superior input-to-output technological capabilities provided a big pay off for camera products in 2003.

Canon was not a big player in the field of video camcorders until the digital wave hit the market. Given our strength in both the field of optics and the field of digital imaging with technologies like our DIGIC DV imaging processor, it was only a matter of time before Canon products made a big impact on the market. We fired a first volley in 2003 with the Optura 300 (MVX 10i) digital video camcorder, which became the best seller in the field in Japan. Now we're having to ramp up production to meet global demand.

Perhaps our most successful new product of the year was our EOS Digital Rebel (EOS 300D Digital) SLR camera, which has been highly evaluated in every respect—price, performance, functionality.

A key to the success of both of these product lines is the in-house capabilities we enjoy at Canon. This has allowed us to bring features such as our DIGIC imaging processor to the market much faster than would otherwise be the case. Being able to produce our own image sensors is a real plus, too, and helped us to keep the product in production even when there was a massive run on it and demand started to exceed supply. If we'd had to rely on a third party for our CMOS imaging sensors, we couldn't have done that. By the way, I'd like to mention that our imaging sensors are recognized as being particularly good with regard to their low image-noise characteristics. This fact actually has applications in the field of astronomy where the EOS Digital Rebel has been used successfully.

Since Canon's product line for digital photography covers both the input and output sides—that is, cameras and printers—it's important to have an easy and consistent interface between them. I'm especially proud of the role that Canon's played here in establishing the PictBridge industry standard. Another interoperability issue is that of consistency in color management, and that's something that I think Canon, as a maker of input and output devices, has addressed successfully.

Our diverse in-house development strength sometimes enables us to pool the talents of engineers from various departments. A great example of that can be seen in our development of the Optura 300, where we employed engineers from both the video and still sides of our operation.

Finally, I'd like to comment on the production side. We're building a new plant in Oita, Japan where we will manufacture digital cameras. Since cameras have a short lifecycle, being close to the production center will allow us to be more flexible in meeting market demands. Right now, demand is outstripping supply for cameras, so we're looking forward to a busy 2004.

(From an interview with Mr. Uchida on January 20, 2004)

Fiscal 2003 Review

In 2003, the compact digital camera market continued to show significant growth. In this circumstance, Canon introduced six new PowerShot series and three Digital ELPH series cameras and has finally reached the top position in the industry. In 2004, Canon's new products plan is even more aggressive, aiming to establish the uncontested No. 1 position.

In the digital SLR camera segment, popular new product offerings including the EOS 10D and EOS Digital Rebel (EOS 300D Digital) bolstered Canon's dominant position worldwide. Canon's digital SLR cameras feature the company's proprietary CMOS imaging sensors to offer advantages like low image noise, and low power consumption. Both the sensor technology, and the cameras themselves, captured numerous awards in the respective industries. With an eye on further expanding its lead in this growing global market, Canon plans to boost production further in 2004.

Hindered by the surging popularity of digital cameras, the conventional film camera market continued to shrink in 2003. The introduction of new models, however, enabled Canon to retain its position firmly atop this market worldwide and to record a healthy level of profitability. With a cautious eye on market trends, Canon will continue to develop new products and maintain a firm commitment to the film camera market.

Technological developments, including Diffractive Optical Elements (DO), Image Stabilizer (IS) and Ultrasonic Motor (USM), have helped Canon to maintain a technical lead over other makers in the camera lens segment. Canon offers over 50 EF lenses. These high-quality, high-performance lenses provide outstanding performance with digital cameras as well as film cameras, greatly contributing to sales. The introduction of new lenses offering optimum performance with Canon's digital SLR cameras is planned for 2004.

In the worldwide digital video camcorder market, our eight new products gave Canon a 19% share (Canon estimate). Since its introduction, the Optura 300 (MVX 10i) kept the No. 1 position (GfK Japan) for three months from October through December in the Japanese market for its advanced DIGIC DV digital imaging processor, which improves both digital movie quality and digital still quality. In 2004, we will continue to develop and produce new camcorders with innovative technologies.

Since Canon introduced the new PictBridge-equipped CP series Compact Photo Printers in 2003, the market has shown very positive signs of accepting this distinctive new printer category. In 2004, Canon will show strong leadership and presence to establish this new printer market.

In 2003, the LCD projector market grew by volume, but slipped on a revenue basis. In response to this situation, Canon is using its proven imaging expertise to implement optical technologies that will differentiate Canon LCD projectors from the competition.

Camera products achieved sales growth of 34.5%, totaling ¥653.5 billion (U.S.$6,108 million) in 2003. Operating profit for the segment appreciably advanced 79.7% to ¥126.3 billion (U.S.$1,181 million).

Sales results: Cameras
(Millions of yen)



700,000
0
273,126
318,234
381,367
485,778
653,540
99
00
01
02
03



Incorporating a 2.2-megapixel CCD and Canon's proprietary DIGIC DV digital imaging processor, the Optura 300 digital video camcorder captures both video and still images of outstanding quality.

Optical Products



Akira Tajima
Chief Executive
Optical Products Operations*

Unrelenting focus on research and development has put Canon's Optical Products Operations in position to control key markets with leading-edge products.

In the Optical Products Operations, we see a growth area in our steppers [semiconductor production equipment]. Japan is the main market for our steppers, followed by South Korea, Taiwan and Singapore. Until now consumer spending in the U.S. has been a reliable barometer for chip demand, but going forward we see Europe as a real growth market for chips—not in PCs, but in communications devices, cars and networked appliances.

With the accelerating demand for large LCD screens, we also anticipate growth in the demand for our mask aligners. To be frank, this is a market we're looking to lead.

We're expanding our development side, spending 100 billion yen in the next three years. Most of this will go into the research and development of advanced manufacturing systems, including factory automation systems, inside Japan. We have a new plant in Ibaraki for manufacturing LCD mask aligners and a new facility in Utsunomiya, to the north of Tokyo, for producing several of the equipment's key components. We're also going to be setting up new R&D teams in Utsunomiya to develop optical steppers and cameras.

Canon is part of the Japanese-sponsored group on EUV (Extreme Ultra-Violet) lithography, and at the moment we're at the basic research phase. We need to develop new measurement, polishing and coating tools for this new technology. That's the price we have to pay for being on the leading edge. But when we get this technology working, we'll be able to get down to the 30nm level from the current 90nm—a huge breakthrough.

One product that our group is particularly pleased with is our new cassette-type digital radiography system, the CXDI-50G. It's portable, so it can be taken directly to the bedside of an immobilized patient, and the data, since it's digital, can be sent instantly via the Internet to a specialist doctor anywhere in the world. Our cassette-type digital radiography systems have found uses in veterinary medicine, too, where again the portability of the system enables on-the-spot examinations that were once impossible.

Finally, a quick look at our series of television broadcasting lenses. We see China, especially with the coming Olympics, as a big market for our 100x television broadcasting zoom lens. We already have a dominant market share worldwide for this class of lens, but we are looking to build on that.

(From an interview with Mr. Tajima on January 19, 2004)

*Group Chief Executive in FY 2003.

Fiscal 2003 Review

In the semiconductor production equipment segment, Canon saw a small year-on-year percentage increase of market share in 2003, assisted by the introduction of new models (the FPA-6000ES5 and FPA-6000AS4) featuring high resolution and high throughput. Unit sales, however, declined slightly to 360 from 390 in 2002. Recovery is anticipated in the segment in 2004, and a new model (FPA-6000ES6) will be introduced to increase market share. New technologies— liquid immersion ArF and F2, and EUV—being developed will enable Canon's future steppers to produce smaller chips.

Sales of mask aligners for the production of LCDs are growing with the increasing demand for large flat-screen TVs and the continuing shift from CRT to LCD computer displays. Canon shipped 130 units of mask aligners in 2003. Thanks to an early lead in the development of equipment necessary for large-panel manufacture, and the increase of manufacturing capacity to meet the growing market demand, Canon holds a huge majority share of this market. Canon plans to maintain its lead by introducing seventh-generation technology and large-scale mirror processing and measurement technology.

Unit sales of television broadcasting lenses, used chiefly by sports broadcasters, continue to decline. Canon, however, possesses over half the share of the world market, and new products such as a 100x zoom lens have been well received. Sales operations have been expanded in China, as substantial future growth is anticipated in light of the upcoming 2008 Beijing Olympics. In 2004, the product range will be enhanced with the inclusion of large-diameter aspherical lenses and Diffractive Optical Element and anti-vibration technologies; autofocus and multi-group zoom features will also be added to some products. In addition, Canon's full range of television broadcasting lens products will be certifiably environment friendly.

In the field of digital medical imaging, Canon launched two new digital radiography systems offering increased flexibility and sensitivity. Canon now holds much more than half the share of the market. In anticipation of substantial market growth as the technology gains wider acceptance, Canon signed an OEM sales deal with a major European manufacturer of medical equipment. In 2004, sales activities for medical imaging equipment will be expanded in Asia and new differentiating features (e.g. movie support), higher resolution and sensitivity, and improved portability will be introduced to increase market share.

For the term, Optical Products registered sales of ¥161.8 billion (U.S.$1,512 million).

Sales results:
Optical Products
(Millions of yen)



210,000
0
109,769
171,349
208,373
137,137
161,824
99
00
01
02
03



Canon
FPA-6000AS4

The precision and reliability of Canon's leading-edge optics technologies make Canon steppers the preferred choice for many of the world's top semiconductor companies.

Product Group Summary

Sales results:
(Millions of yen)

Share of consolidated sales



880,295
861,594
980,053
1,023,131
1,061,099
987,481
1,050,329
1,047,385
1,055,956
1,089,312
209,310
198,487
196,051
147,108
123,493
273,126
318,234
381,367
485,778
653,540
109,769
171,349
208,373
137,137
161,824
70,915
96,427
94,344
91,018
108,804
99
00
01
02
03
33.2%
34.1%
3.9%
20.4%
5.1%

Business machines
Office Imaging Products

Office network digital multifunction devices (MFDs)
Color network digital MFDs
Office copying machines
Personal-use copying machines
Full-color copying machines, etc.

Business machines
Computer Peripherals

Laser beam printers
Inkjet printers
Inkjet multifunction peripherals
Image scanners, etc.

Business machines
Business Information Products

Computer information systems
Micrographic equipment
Personal information products, etc.

Cameras

SLR cameras
Compact cameras
Digital cameras
Digital video camcorders, etc.

Optical Products

Semiconductor production equipment
Mirror projection mask aligners for LCD panels
Broadcasting equipment
Medical equipment, etc.

Other Products

FINANCIAL SECTION

TABLE OF CONTENTS

FINANCIAL OVERVIEW · 26
TEN-YEAR FINANCIAL SUMMARY · 44
CONSOLIDATED BALANCE SHEETS · 46
CONSOLIDATED STATEMENTS OF INCOME · · · · · · · · · · · · · · · · 47
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY · · · · · 48
CONSOLIDATED STATEMENTS OF CASH FLOWS · · · · · · · · · · · · · 49
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS · · · · · · · · · 50
(1) Basis of Presentation and Significant Accounting Policies
(2) Financial Statement Translation · · · · · · · · · · · · · · · · · · · 54
(3) Foreign Operations
(4) Marketable Securities and Investments · · · · · · · · · · · · · · · 55
(5) Trade Receivables · 58
(6) Inventories
(7) Property, Plant and Equipment
(8) Goodwill and Other Intangible Assets · · · · · · · · · · · · · · · · 59
(9) Short-term Loans and Long-term Debt · · · · · · · · · · · · · · · 61
(10) Trade Payables · 62
(11) Employee Retirement and Severance Benefits · · · · · · · · · · · 63
(12) Income Taxes · 66
(13) Common Stock · 69
(14) Legal Reserve and Cash Dividends
(15) Noncash Financing Activities
(16) Other Comprehensive Income (Loss) · · · · · · · · · · · · · · · · · 70
(17) Earnings per Share · 73
(18) Derivatives and Hedging Activities · · · · · · · · · · · · · · · · · · 74
(19) Commitments and Contingent Liabilities · · · · · · · · · · · · · · · 75
(20) Disclosures about the Fair Value of Financial Instruments · · · · 76
(21) Supplementary Expense Information · · · · · · · · · · · · · · · · · 77
INDEPENDENT AUDITORS' REPORT · 78

GENERAL

The following discussion and analysis provides information that management believes to be relevant to understanding Canon's consolidated financial condition and result of operations. References in this discussion to the "Company" are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of "Canon" refer to Canon Inc. and its consolidated subsidiaries.

OVERVIEW

Canon is one of the world's leading manufacturers of copying machines, laser beam printers, inkjet printers, cameras, steppers and aligners. Canon earns revenues primarily from the manufacture and sale of these products domestically and internationally. Canon's basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.

Canon divides its businesses into three product groups: business machines, cameras and optical and other products. The business machines product group has three sub-groups: office imaging products, computer peripherals and business information products.

Economic environment

Looking back at the global economy in 2003, although economic conditions in the United States remained stagnant during the first half of the year, a recovery quickly took hold from the third quarter, led by healthy consumer spending resulting from tax cuts, and growth in capital investment in the private sector, which was supported by the low-interest rate monetary policy. The economies of Europe remained flat through most of 2003, although an increase in exports accompanying the upturn in the U.S. economy pointed to signs of a recovery in the region in the latter half of the year. Asian economies grew substantially during 2003, particularly in China, as the adverse effects of the Severe Acute Respiratory Syndrome (SARS) epidemic were kept to a minimum. In Japan, while there were no signs of a turnaround in consumer spending or employment and income conditions, a gradual recovery was evident during the second half of the year as exports and capital investment showed steady improvement.

Summary of operations

Canon achieved record highs in both consolidated net sales and net income, and a fourth consecutive year of sales and profit growth, mainly due to a significant increase in sales of digital cameras and color network digital multifunction devices ("MFDs"). In fiscal 2003, Canon achieved 8.8% growth in net sales, to ¥3,198,072 million (U.S.$29,889 million) marking the first time it has surpassed the ¥3,000 billion level, and a 44.6% increase in net income, to ¥275,730 million (U.S.$2,577 million). Canon's gross profit increased by 14.9% to ¥1,608,900 million (U.S.$15,036 million). This improvement was the result of an increase in sales volume as well an improved gross profit ratio, made possible through development reforms that shortened lead times for new product launches and cost savings realized through sustained production reforms.

Key performance indicators

Following are the key performance indicators ("KPI") that Canon uses in managing its business. The changes from year to year in these KPI are set forth in the table shown on page 27.

-Revenues-

As Canon seeks to become a truly excellent global company, one indicator that Canon's management puts strong emphasis on is revenue. Following are some of the KPI relating to revenues that management considers to be important.

Net sales is one of the KPI. Canon derives net sales primarily from products, and services relating to its products. These sales vary based on such factors as product demand, the number and size of transactions within the reporting period, and the impact of changes in sales prices. Other factors involved are market share and market environment. In addition to net sales, sales by product group is considered important, since this will work as a measurement in identifying Canon's performance in relation to market trends.

Gross profit ratio (Gross profit to net sales ratio) is another KPI for Canon. Through enhanced development reforms activities, Canon has been aiming to shorten product-development lead times in order to launch new, competitively priced products at a faster pace. In addition, Canon has achieved cost reductions through production reforms activities. These achievements have worked to improve Canon's gross profit ratio, and Canon will continue to pursue these approaches.

Operating profit ratio (Operating profit to net sales ratio) and research and development ("R&D") expense to net sales ratio are also considered by Canon to be KPI. Canon puts significant emphasis on operating profit. Canon focuses on two areas for the improvement of operating profit. On one side, Canon strives to control and reduce its selling, general and administrative expenses. On the other side, Canon's R&D policy is designed to maintain a high level of spending in core technology, in order to sustain Canon's leading position in its current fields of business, and also for exploring possibilities in other markets. Such investments will be the basis for future success in Canon's business and operations.

-Cash Flow Management-

Canon also places significant emphasis on cash flow management. The following are the KPI relating to cash flow management that Canon believes to be important.

Inventory turnover within days is a KPI because it is a measure of supply-chain management efficiency. Inventories have inherent risks of becoming obsolete, deteriorating or otherwise decreasing in value, which may adversely affect Canon's operating results. To mitigate these risks, management believes that it is important to continue reducing inventories and shorten production lead times in order to achieve early recovery of related product expenses, by strengthening supply-chain management.

Canon's management seeks to meet its liquidity and capital requirements primarily with cash flow from operations and also seeks debt-free operations. For a manufacturing company such as Canon, the process for realizing profit on any endeavor can be lengthy, involving as it does R&D, manufacturing, and sales activities. Management, therefore, believes that it is important to have sufficient financial strength so that it does not have to rely on external funding. Canon has continued to reduce its reliance on external funding for capital investments in favor of generating the necessary funds from its own operations.

KEY PERFORMANCE INDICATOR	2003	2002	2001	2000
Net sales (Millions of yen)	**¥ 3,198,072**	¥ 2,940,128	¥ 2,907,573	¥ 2,696,420
Gross profit to net sales ratio	**50.3%**	47.6%	44.0%	41.5%
R&D expense to net sales ratio	**8.1%**	7.9%	7.5%	7.2%
Operating profit to net sales ratio	**14.2%**	11.8%	9.7%	8.7%
Inventory turnover within days	**49 days**	51 days	57 days	65 days
Debt to total assets ratio	**3.1%**	5.0%	10.4%	13.8%

Note: Inventory turnover within days; Inventory divided by net sales for the previous six months, multiplied by 182.5.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, and based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Canon believes that the following are some of the more critical judgment areas in the application of its accounting policies that currently affect its financial condition and results of operations.

Revenue recognition

Canon recognizes revenue for sales of products when persuasive evidence of an arrangement including title transfer exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is probable. These criteria are met for mass-merchandising products such as printers and cameras at the time when the product is received by the customer based on the free-on-board destination sales terms, and for equipment with acceptance provisions such as steppers and aligners at the time when the equipment is received by the customer and the specific criteria of the equipment functionality is successfully tested and demonstrated by Canon to the customer. Service revenues are derived primarily from maintenance contracts on our equipment sold to customers and are recognized over the term of the contracts. A substantial portion of office imaging products is sold with service maintenance guarantee contracts for which the customer typically pays a base service fee plus a variable amount based on usage.

Allowance for doubtful accounts

Allowance for doubtful accounts is determined using a combination of factors to ensure that Canon's trade and financing receivables are not overstated due to uncollectibility. Canon maintains a bad debt reserve for all customers based on a variety of factors, including the length of time receivables are past due, trends in overall weighted average risk rating of the total portfolio, macroeconomic conditions, significant one-time events and historical experience. Also, Canon records specific reserves for individual accounts when Canon becomes aware of a customer's inability to meet its financial obligations to Canon, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted.

Valuation of inventories

Inventories are stated at the lower of cost or market value. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories. Market value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make a sale. Canon routinely reviews its inventories for their salability and for indications of obsolescence to determine if inventories should be written-down to market value. Judgments and estimates must be made and used in connection with establishing such allowances in any accounting period. In estimating the market value of its inventories, Canon considers the age of the inventories and the likelihood of spoilage or changes in market demand for its inventories.

Environmental liabilities

Canon is subject to liability for the investigation and clean-up of environmental contamination at each of the properties that Canon owns or operates, as well as at certain properties Canon formerly owned or operated. Canon employs extensive internal environmental protection programs that focus on preventive measures. Canon conducts environmental assessments for a number of its locations and operating facilities. If Canon was to be held responsible for damages in any future litigation or proceedings, such costs may not be covered by insurance and may be material. The liability for environmental remediation and other environmental costs is accrued when it is considered probable and costs can be reasonably estimated.

Collectibility of receivables

Canon is required to estimate the collectibility of its notes receivable and accounts receivable. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including the current creditworthiness of each customer taking into account business conditions, turnover of receivables and financial positions of significant customers. Significant changes in required reserves have been recorded in recent periods and may occur in the future depending on the financial status of customers under the current environment. In case the financial quality of customers becomes worse, reserves for each customer will increase and will adversely affect net income.

Deferred tax assets

Canon currently has significant deferred tax assets, which are subject to periodic recoverability assessments. Realization of Canon's deferred tax assets is principally dependent upon its achievement of projected future taxable income. Canon's judgments regarding future profitability may change due to future market conditions, its ability to continue to successfully execute its operating restructuring activities and other factors. Any changes, in any of these factors may require possible recognition of significant valuation allowance to these deferred tax asset balances. In case Canon considers that deferred tax assets may not be recovered, the unrecoverable amounts should be included in income taxes in the statements of income and may adversely affect net income.

Employee retirement and severance benefit plan

Canon has significant employee retirement and severance benefit obligations which are developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets. Management must consider current market conditions, including changes in interest rates, in selecting these assumptions. Other assumptions include assumed rate of increase in compensation levels, mortality rate, and withdrawal rate. Changes in these assumptions inherent in the valuation are reasonably likely to occur from period to period. These changes in assumptions may lead to changes in related employee retirement and severance benefit costs or credits, in the future.

Actual net periodic benefit cost may differ from net periodic benefit cost estimated at the beginning of a period due to changes in assumptions regarding the discount rate that would in turn affect service costs, changes in assumptions regarding the expected long-term rate of return on plan assets that would in turn affect interest cost on projected benefit obligations, and changes in assumptions regarding net amortization. The revised discount rate and expected rate of increase in future compensation levels are used to calculate net periodic benefit cost for the following fiscal year, unless more current valuations of plan assets and obligations are available.

In preparing its financial statements for fiscal 2003, Canon estimated a discount rate of 2.7% and an expected long-term rate of return on plan assets of 3.6%. In estimating the discount rate, Canon determines which of its long-term debt securities have the same maturity period as the remaining service period, and matches this period with the remaining life expectancy of Canon's participants. In addition, in determining the discount rate, Canon takes into account estimations with respect to future changes expected by management in the interest rates of its debt securities. Canon establishes the expected long-term rate of return on plan assets based on managements' expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.

Decreases in discount rates lead to increases in actuarial pension benefit obligations which, in turn, could lead to an increase in amortization cost through amortization of actuarial gain or loss, and vice versa. A decrease of 50 basis points in the discount rate increases the projected benefit obligation by approximately nine percent. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, are deferred until subsequent periods, as permitted by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions".

Increases in expected return on plan assets may decrease net periodic benefit cost by increasing expected return amounts, while differences between expected value and actual fair value of those assets could affect adversely net income in the following years, and vice versa. For fiscal 2004, if a change of 50 basis points in the expected long-term rate of return on plan assets is to occur, that may cause a change of approximately ¥2,360 million in net periodic benefit cost. Canon multiplies management's expected long-term rate of return on plan assets by the value of its plan assets, such value being calculated by taking into account potential changes in the fair value of the plan assets, to arrive at the expected return on plan assets that is included in pension income (expense). Canon defers recognition of the difference between this expected return on plan assets and the actual return on plan assets. The net deferral of unrecognized asset gains (losses) affects the value of plan assets in fiscal years and, ultimately, future pension income (expense).

Canon's domestic benefit plan weighted-average asset allocations (see note 11 to the consolidated financial statements) has changed from fiscal 2002 to fiscal 2003. In particular, cash, as a percentage of total plan assets, increased to 21.8% in fiscal 2003, compared to 6.8% in fiscal 2002. Canon increased the relative proportion of cash and decreased the relative proportion of equity securities and debt securities in anticipation of transferring a substitutional portion of its defined benefit pension plan to the Japanese government in fiscal 2004 in compliance with the Emerging Issues Task Force consensus on Issue 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities".

CONSOLIDATED RESULTS OF OPERATIONS

SUMMARY OF OPERATIONS

	(Millions of yen) 2003	change	2002	change	2001	(Thousands of U.S. dollars) 2003
Net sales	¥ 3,198,072	+8.8%	2,940,128	+1.1%	2,907,573	$ 29,888,523
Operating profit	454,424	+31.2	346,359	+22.9	281,839	4,246,953
Income before income taxes and minority interest	448,170	+35.8	330,017	+17.2	281,566	4,188,505
Income before cumulative effect of change in accounting principle	275,730	+44.6	190,737	+16.4	163,869	2,576,916
Net income	275,730	+44.6	190,737	+13.8	167,561	2,576,916

Sales

With respect to the markets in which the Canon Group operates, demand for digital cameras and digital video camcorders continued to expand in 2003. While shifting business demand toward multifunctionality and color stimulated strong sales of network digital MFDs, computer peripherals, which mainly consists of printers, struggled amid severe price competition. In the field of optical products, the semiconductor-production equipment market began to show signs of a recovery while increased demand for liquid crystal display ("LCD") televisions fueled growth in the market for projection aligners. These increases were a result of enhanced development reforms activities such as 3D computer aided design ("3D-CAD"). These improvements have significantly shortened product-development lead times and thus made it possible to launch new, competitively priced products at a faster pace. Under these environments, Canon's consolidated net sales in fiscal 2003 totaled ¥3,198,072 million (U.S.$29,889 million). This represents an 8.8% increase from the previous fiscal year, reflecting a significant growth in sales of digital cameras and color network digital MFDs.

Overseas operations are significant to Canon's operating results and generated approximately 73% of total net sales in fiscal 2003. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen in relation to such other currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localizing some manufacturing and procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on results of operations. The average value of the yen in 2003 was ¥115.61 to the U.S. dollar, and ¥131.02 to the euro, representing an appreciation of 8% against the U.S. dollar, and a depreciation of 10% against the euro, compared with the previous year. These effects of foreign exchange rate fluctuations unfavorably impacted net sales by approximately ¥25,100 million. Net sales decreased by approximately ¥105,800 million in U.S. dollars, increased by ¥76,400 million in euro, and increased by ¥4,300 million in other foreign currencies.

Cost of sales

Cost of sales reflects principally the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Such raw materials are subject to fluctuations in world market prices and exchange rates that may affect Canon's cost of sales. Other components of cost of sales include depreciation expenses from plants, maintenance expenses, light and fuel expenses and rent expenses. The ratio of cost of sales to net sales for the past three years was 49.7%, 52.4% and 56.0%, respectively.

Gross profit

Canon's gross profit in fiscal 2003 increased by 14.9% to ¥1,608,900 million (U.S.$15,036 million) from fiscal 2002, as a result of increased sales and an improved gross profit ratio. Gross profit margins have also benefited from cost reductions achieved through continued production reforms activities.

Selling, general and administrative expenses

The major components of selling, general and administrative expenses are payroll, R&D, advertising expenses and other marketing expenses. Selling, general and administrative expenses increased by 9.6% from the previous year and amounted to ¥1,154,476 million (U.S.$10,789 million). An increase in R&D expenditures and advertising and other marketing expenses largely accounted for this increase. Canon maintains a high level of R&D expenditure to strengthen its R&D capabilities. R&D expenditures grew 10.9% from the previous year to ¥259,140 million (U.S.$2,422 million), resulting from increased R&D activities in the areas of business machines and cameras. Advertising and other marketing expenses increased by 39.8% from the previous year to ¥100,278 million (U.S.$937 million), reflecting management's policy to strengthen Canon's corporate and brand image.

Operating profit

Operating profit in fiscal 2003 significantly increased by 31.2% to ¥454,424 million (U.S.$4,247 million) from fiscal 2002. Operating profit in fiscal 2003 was 14.2% of net sales, compared with 11.8% in fiscal 2002.

Other income (deductions)

Other income (deductions) improved by ¥10,088 million (U.S.$94 million), owing to the increase in net interest income resulting from the company's strengthened financial condition, in addition to the decrease in currency exchange losses and improved earnings of equity affiliates.

Income before income taxes and minority interests

Income before income taxes and minority interests in fiscal 2003 was ¥448,170 million (U.S.$4,189 million), a 35.8% increase from fiscal 2002, and constituted 14.0% of net sales.

Income taxes

Provision for income taxes increased by ¥27,950 million (U.S.$261 million) from fiscal 2002, primarily as a result of the increase in income before income taxes. The effective tax rate during the term declined by 4.5% compared with fiscal 2002 due to an increased tax credit for R&D expenditures arising from an amendment to Japanese tax regulations.

Net income

Net income in fiscal 2003 increased substantially by 44.6% to ¥275,730 million (U.S.$2,577 million), which exceeds the growth rate of income before income taxes. This represents an 8.6% return on net sales.

Product information

On a consolidated basis, Canon divides its businesses into three product groups: business machines, cameras and optical and other products.

- **The business machine product group** includes office imaging products, computer peripherals and business information products.
  Office imaging products include office network digital MFDs, color network digital MFDs, office copying machines, personal-use copying machines and full-color copying machines.
  Computer peripherals include laser beam printers, inkjet printers, inkjet multifunction peripherals and image scanners.
  Business information products include micrographic equipment, personal computers and calculators.
- **The camera product group** includes single lens reflex ("SLR") cameras, compact cameras, digital cameras and digital video camcorders.
- **The optical and other products product group** includes steppers for semiconductor chip production, mirror projection mask aligners used in the production of LCDs, television broadcasting lenses and medical equipment.

Effective January 2003, Canon reclassified certain products that were historically included in business systems, now called business information products. Facsimiles, including certain personal digital MFDs, are now classified as office imaging products. Products based on inkjet technology are now classified as inkjet printers in computer peripherals. In connection with these business alignment adjustments, copying machines were renamed office imaging products and business systems were renamed business information products. Information for previous fiscal years has been reclassified to conform to the current classification.

Return on sales


9
0
2.8%
5.0%
5.8%
6.5%
8.6%
99
00
01
02
03

Sales by product

Canon's sales by product group are summarized as follows:

SALES BY PRODUCT

	(Millions of yen) 2003	change	2002	change	2001	(Thousands of U.S. dollars) 2003
Business machines:						
Office imaging products	¥ 1,061,099	+3.7%	1,023,131	+4.4%	980,053	$ 9,916,813
Computer peripherals	1,089,312	+3.2	1,055,956	+0.8	1,047,385	10,180,486
Business information products	123,493	-16.1	147,108	-25.0	196,051	1,154,140
	2,273,904	+2.1	2,226,195	+0.1	2,223,489	21,251,439
Cameras	653,540	+34.5	485,778	+27.4	381,367	6,107,850
Optical and other products	270,628	+18.6	228,155	-24.6	302,717	2,529,234
Total	¥ 3,198,072	+8.8	2,940,128	+1.1	2,907,573	$ 29,888,523

Sales of business machines, constituting 71% of consolidated net sales, increased 2.1%, to ¥2,273,904 million (U.S.$21,251 million) in fiscal 2003.

Sales of office imaging products increased 3.7%, to ¥1,061,099 million (U.S.$9,917 million). Demand for network digital MFDs appears to be shifting from monochrome machines to color models, as well as towards higher-end features. The Color imageRUNNER C3200/iRC3200N, Canon's first color offerings in the high-end imageRUNNER (iR)-series lineup, was well received in Japan and overseas markets, and contributed significantly to increased sales of office imaging products. Among monochrome network digital MFDs, the high-end iR5000 series and iR105 models continued to record strong sales during the term. Color office imaging products accounted for 20% and 17% and monochrome office imaging products accounted for 72% and 75% of office imaging products sales in fiscal 2003 and 2002, respectively. Sales of facsimiles remained flat and accounted for the remaining 8% of sales of office imaging products in both fiscal 2003 and 2002.

Sales of computer peripherals increased 3.2%, to ¥1,089,312 million (U.S.$10,180 million). While sales of laser beam printers were flat in the previous year due to inventory adjustment by Canon's OEM partner, a recovery in orders fueled robust growth in terms of unit sales during 2003, especially among personal models. Although unit sales of inkjet printers increased due to favorable acceptance of such models as the i560, i860, and MultiPASS MP700/MP730 (high-speed multifunction inkjet systems), severe price competition resulted


Sales by product
(Millions of yen)
Business machines
Office imaging products
Computer peripherals
Business information products
Cameras
Optical and other products
3,500,000
3,198,072
2,907,573
2,940,128
2,696,420
2,530,896
0
99
00
01
02
03


Sales by region
(Millions of yen)
Japan
Americas
Europe
Other areas
3,500,000
3,198,072
2,907,573
2,940,128
2,696,420
2,530,896
0
99
00
01
02
03

in a slight sales decrease in value terms. Sales of computer peripherals as a whole mainly increased, due to expanded sales of laser beam printers. The adverse effect of severe price competition on sales of computer peripherals was more than offset by a rise in unit sales. As a result, sales of computer peripherals in 2003 increased by 3.2%.

Sales of business information products decreased 16.1%, to ¥123,493 million (U.S.$1,154 million) in fiscal 2003, mainly due to a decision to curtail the sales of personal computers on stand-alone basis, which are unprofitable, and to concentrate more on providing comprehensive business solutions.

Sales of cameras continued to achieve significant sales growth of 34.5%, totaling ¥653,540 million (U.S.$6,108 million). Amid the continued strong demand for digital cameras worldwide, Canon launched several new compact digital cameras in 2003, including six new PowerShot-series models and three new DIGITAL ELPH-series. These new products, led by the PowerShot S400 DIGITAL ELPH and PowerShot A70, contributed significantly to an increase in sales. Canon's digital SLR cameras also enjoyed sales growth, supported by the introduction of new product lineups, including the EOS 10D, launched in the first half of 2003, and the EOS Digital Rebel, launched in September. Sales of conventional film cameras continued to decline amid the increasing popularity of digital models. In fiscal 2003, digital cameras accounted of 61% and 45% and conventional film cameras accounted for 21% and 31% of camera sales in fiscal 2003 and 2002, respectively. Video camcorders accounted for the remaining 18% and 24% of camera sales in fiscal 2003 and 2002, respectively. In the field of digital video camcorders, the eight new products Canon launched in fiscal 2003, include the Optura 300, as well as the ZR Series (ZR60, ZR65, ZR70) contributed to increased sales. Sales of cameras constituted 20% of consolidated net sales in fiscal 2003, an increase of 4% from fiscal 2002, primarily due to increased sales of digital cameras.

Sales of optical and other products increased 18.6%, to ¥270,628 million (U.S.$2,529 million). Sales of aligners for the production of LCDs displayed notable growth as the PC monitor industry continued its shift from cathode-ray tube (CRT) to LCD computer displays, and the LCD television market continued to expand, while sales of steppers, used for the production of semiconductors, also increased as the semiconductor market began to show signs of a turnaround. Sales of optical and other products constituted 9% of consolidated net sales in fiscal 2003 and increased 18.6% from fiscal 2002, primarily due to increased sales of aligners for LCDs and steppers.

Sales by region

A geographical analysis indicates that net sales in fiscal 2003 increased in every region.

In Japan, net sales increased by 9.4% in fiscal 2003 despite a decrease in sales of personal computers due to Canon's intentional curtailment of such sales in Japan. The results were mainly attributable to increased sales of office imaging products and digital cameras. Color network digital MFDs, which include the Color imageRUNNER C3200/iRC3200N, have been well received, contributing to increased sales of office imaging products.

In the Americas, net sales increased by 11.9% on a local currency basis, mainly due to increased sales of digital cameras, network digital MFDs and laser beam printers. Sales of digital cameras experienced continued strong demand and benefited from the effect of newly-launched products. After accounting for the appreciation of the yen against the U.S. dollar, net sales in the Americas increased by 3.5%.

In Europe, net sales increased by 5.4% on a local currency basis mainly due to increased sales of digital cameras, and laser beam printers. After accounting for the depreciation of the yen against the euro, net sales in Europe grew 13.1% in fiscal 2003.

Sales in other areas increased by 12.4% on a yen basis in fiscal 2003, reflecting overall sales growth, particularly in digital cameras and semiconductor equipment.

A summary of net sales by region is provided below:

SALES BY REGION

	(Millions of yen) 2003	change	2002	change	2001	(Thousands of U.S. dollars) 2003
Japan	¥ 801,400	+9.4%	732,551	−11.5%	827,288	$ 7,489,719
Americas	1,045,166	+3.5	1,010,166	+2.9	982,104	9,767,907
Europe	969,042	+13.1	857,167	+6.3	806,104	9,056,467
Other areas	382,464	+12.4	340,244	+16.5	292,077	3,574,430
Total	¥ 3,198,072	+8.8	2,940,128	+1.1	2,907,573	$ 29,888,523

Note: This summary of net sales by region of destination is determined by the location of the customer.

Segment information by product for the years ended December 31, 2003 and 2002 are as follows, and **segment information by geographic area** for the years ended December 31, 2003 and 2002 are shown on page 34. This segment information is prepared under Japanese GAAP.

SEGMENT INFORMATION BY PRODUCT

(Millions of yen)		Business machines	Cameras	Optical and other products	Corporate and Eliminations	Consolidated
2003:	**Net sales:**					
	Unaffiliated customers	¥ 2,273,904	653,540	270,628	—	3,198,072
	Intersegment	—	—	141,718	(141,718)	—
	Total	2,273,904	653,540	412,346	(141,718)	3,198,072
	Operating cost and expenses	1,786,808	527,222	423,760	5,858	2,743,648
	Operating profit	¥ 487,096	126,318	(11,414)	(147,576)	454,424
	Assets	¥ 1,260,790	317,672	418,208	1,185,478	3,182,148
	Depreciation and amortization	118,556	17,712	20,526	26,810	183,604
	Capital expenditure	105,700	25,894	31,483	46,961	210,038
2002:	Net sales:					
	Unaffiliated customers	¥ 2,226,915	485,778	228,155	—	2,940,128
	Intersegment	—	—	139,608	(139,608)	—
	Total	2,226,915	485,778	367,763	(139,608)	2,940,128
	Operating cost and expenses	1,815,179	415,488	379,415	(16,313)	2,593,769
	Operating profit	¥ 411,016	70,290	(11,652)	(123,295)	346,359
	Assets	¥ 1,296,829	263,532	338,377	1,043,968	2,942,706
	Depreciation and amortization	106,865	14,118	19,817	24,460	165,260
	Capital expenditure	104,877	15,627	23,767	54,431	198,702
2001:	Net sales:					
	Unaffiliated customers	¥ 2,223,489	381,367	302,717	—	2,907,573
	Intersegment	—	—	116,748	(116,748)	—
	Total	2,223,489	381,367	419,465	(116,748)	2,907,573
	Operating cost and expenses	1,888,571	345,223	395,615	(3,675)	2,625,734
	Operating profit	¥ 334,918	36,144	23,850	(113,073)	281,839
	Assets	¥ 1,280,949	215,173	361,799	986,835	2,844,756
	Depreciation and amortization	105,907	12,745	15,291	18,357	152,300
	Capital expenditure	121,333	16,871	36,057	33,413	207,674

(Thousands of U.S. dollars)		Business machines	Cameras	Optical and other products	Corporate and Eliminations	Consolidated
2003:	**Net sales:**					
	Unaffiliated customers	$ 21,251,439	6,107,850	2,529,234	—	29,888,523
	Intersegment	—	—	1,324,467	(1,324,467)	—
	Total	21,251,439	6,107,850	3,853,701	(1,324,467)	29,888,523
	Operating cost and expenses	16,699,140	4,927,308	3,960,374	54,748	25,641,570
	Operating profit	$ 4,552,299	1,180,542	(106,673)	(1,379,215)	4,246,953
	Assets	$ 11,783,084	2,968,897	3,908,486	11,079,234	29,739,701
	Depreciation and amortization	1,108,000	165,533	191,832	250,560	1,715,925
	Capital expenditure	987,850	242,000	294,234	438,888	1,962,972

Notes:

(1) General corporate expenses of ¥147,616 million (U.S.$1,379,589 thousand) and ¥123,193 million in the years ended December 31, 2003 and 2002, respectively, are included in "Corporate and Eliminations."

(2) Corporate assets of ¥1,185,506 million (U.S.$11,079,495 thousand) and ¥1,044,036 million as of December 31, 2003 and 2002, respectively, which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in "Corporate and Eliminations."

SEGMENT INFORMATION BY GEOGRAPHIC AREA

(Millions of yen)		Japan	Americas	Europe	Others	Corporate and Eliminations	Consolidated
2003: Net sales:							
Unaffiliated customers	¥	856,851	1,044,998	968,938	327,285	—	3,198,072
Intersegment		1,662,172	8,101	3,861	503,119	(2,177,253)	—
Total		2,519,023	1,053,099	972,799	830,404	(2,177,253)	3,198,072
Operating cost and expenses		2,025,442	998,492	946,282	806,281	(2,032,849)	2,743,648
Operating profit	¥	493,581	54,607	26,517	24,123	(144,404)	454,424
Assets	¥	1,600,726	306,140	546,625	249,755	478,902	3,182,148
2002: Net sales:							
Unaffiliated customers	¥	789,066	1,007,572	852,931	290,559	—	2,940,128
Intersegment		1,475,091	9,791	4,639	426,914	(1,916,435)	—
Total		2,264,157	1,017,363	857,570	717,473	(1,916,435)	2,940,128
Operating cost and expenses		1,867,817	969,542	836,341	699,420	(1,779,351)	2,593,769
Operating profit	¥	396,340	47,821	21,229	18,053	(137,084)	346,359
Assets	¥	1,485,238	346,021	460,521	202,388	448,538	2,942,706
2001: Net sales:							
Unaffiliated customers	¥	858,580	983,561	805,243	260,189	—	2,907,573
Intersegment		1,378,031	17,475	2,449	299,410	(1,697,365)	—
Total		2,236,611	1,001,036	807,692	559,599	(1,697,365)	2,907,573
Operating cost and expenses		1,893,448	969,630	806,495	546,291	(1,590,130)	2,625,734
Operating profit	¥	343,163	31,406	1,197	13,308	(107,235)	281,839
Assets	¥	1,376,939	346,046	423,295	174,553	523,923	2,844,756

(Thousands of U.S. dollars)		Japan	Americas	Europe	Others	Corporate and Eliminations	Consolidated
2003: Net sales:							
Unaffiliated customers	$	8,007,953	9,766,337	9,055,495	3,058,738	—	29,888,523
Intersegment		15,534,318	75,710	36,084	4,702,047	(20,348,159)	—
Total		23,542,271	9,842,047	9,091,579	7,760,785	(20,348,159)	29,888,523
Operating cost and expenses		18,929,365	9,331,701	8,843,757	7,535,336	(18,998,589)	25,641,570
Operating profit	$	4,612,906	510,346	247,822	225,449	(1,349,570)	4,246,953
Assets	$	14,960,056	2,861,121	5,108,645	2,334,159	4,475,720	29,739,701

Notes:

(1) General corporate expenses of ¥147,616 million (U.S.$1,379,589 thousand) and ¥123,193 million in the years ended December 31, 2003 and 2002, respectively, are included in "Corporate and Eliminations."

(2) Corporate assets of ¥1,185,506 million (U.S.$11,079,495 thousand) and ¥1,044,036 million as of December 31, 2003 and 2002, respectively, which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in "Corporate and Eliminations."

(3) Segment information by geographic area is determined by the location of Canon or its relevant subsidiary.

Operating profit by product

Operating profit for business machines in fiscal 2003 increased ¥76,080 million (U.S.$711 million) to ¥487,096 million (U.S.$4,552 million). The operating profit ratio also improved by 2.9% to 21.4%. Sales of business machines in 2003 totaled ¥2,273,904 million (U.S.$21,251 million), an increase of 2.1%. In addition to cost-cutting measures and the introduction of new price-competitive products, which contributed to an improvement in the gross profit ratio, a steady increase in sales volume resulted in an increase in operating profit in 2003 of 18.5%.

Operating profit for cameras increased ¥56,028 million (U.S.$524 million) to ¥126,318 million (U.S.$1,181 million). Significantly improved profitability for camera products resulted from the rapid growth in sales of digital cameras, along with a significant improvement in the gross profit ratio, made possible through effective cost-saving initiatives in development and production reforms activities. Consequently, operating profit in the camera segment increased by 79.7%.

Optical and other products generated operating losses of ¥11,414 million (U.S.$107 million) in 2003, an improvement from losses of ¥11,652 million in fiscal 2002, despite increased sales of 18.5% for the segment. These continuing operating losses are primarily the result of severe price competition and a one-time expense for the disposal of inventories relating to obsolete scanning steppers.

FOREIGN OPERATIONS AND FOREIGN CURRENCY TRANSACTIONS

Canon's marketing activities are performed by subsidiaries in various regions in local currencies, while the cost of goods sold is generally in yen. Given Canon's current operating structure, appreciation of the yen has a negative impact on net sales and the gross profit ratio. To reduce the financial risks from changes in foreign exchange rates, Canon utilizes derivative financial instruments, which are comprised principally of forward currency exchange contracts.

The return on foreign operation sales is usually lower than that from domestic operations because foreign operations consist mainly of marketing activities. Return on foreign operation sales is calculated by dividing net income of foreign subsidiaries, after factoring in a consolidation adjustment between foreign subsidiaries, by net sales of foreign subsidiaries. Marketing activities are generally less profitable than production activities, which are mainly conducted by the Company and its domestic subsidiaries. The returns on foreign operation sales in fiscal 2003, 2002 and 2001 were 3.2%, 2.7% and 1.6%, respectively. This compares with returns of 8.6%, 6.5% and 5.8% on total operations for the respective years.

LIQUIDITY

Cash and cash equivalents in fiscal 2003 increased ¥169,027 million (U.S.$1,580 million) to ¥690,298 million (U.S.$6,451 million), compared with ¥521,271 million in fiscal 2002 and ¥506,234 million in fiscal 2001. Canon's cash and cash equivalents are typically denominated in Japanese yen, with the remainder denominated in foreign currencies such as the U.S. dollar.

Net cash provided by operating activities in fiscal 2003 increased by ¥16,699 million (U.S.$156 million) from the previous year to ¥465,649 million (U.S.$4,352 million). Cash flow from operating activities consisted of the following components: the major component of Canon's cash inflow is cash received from customers, while the major components of Canon's cash outflow are payments for parts and materials, selling, general and administrative expenses, and income taxes.

For fiscal 2003, cash inflow from cash received from customers increased, due to the increase in net sales. This increase in cash inflow was within the range of the increase in net sales, as there were no significant changes in Canon's collection rates. Cash outflow for payments for parts and materials also increased, as a result of an increase in net sales. However, this increase was less than the increase in net sales, due to the effects of cost reduction. Cost reduction reflects a decline in unit prices of parts and raw materials, as well as a streamlining of the process of using these parts and materials through promoting efficiency in operations. Cash outflow for payroll payments increased, due to the increase in the number of employees. The employees in the Asian region increased, due to the expansion of production in the region. Cash outflow for payments for selling, general and administrative expenses increased, due to the increase in advertising and marketing expenses, reflecting management's policy to strengthen Canon's corporate brand image. Cash outflow for payments of income taxes increased, due to the increase in taxable income.

Net cash used in investing activities in fiscal 2003 was ¥199,948 million (U.S.$1,869 million), compared with ¥230,220 million in fiscal 2002 and ¥192,592 million in fiscal 2001, which consists primarily of capital expenditures. Capital expenditures in fiscal 2003 totaled ¥210,038 million (U.S.$1,963 million), mainly to expand production capabilities in Japan and overseas. Of the ¥24,341 million (U.S.$227 million) payment for the purchase of other investments, ¥12,718 million (U.S.$119 million) is attributable to the acquisition of Sumitomo Metal System Solutions Co., Ltd., now Canon System Solutions Inc.

As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled ¥265,701 million (U.S.$2,483 million) for the year ended December 31, 2003 as compared to ¥218,730 million for the year ended December 31, 2002.

Net cash used in financing activities totaled ¥102,039 million

(U.S.$954 million) in fiscal 2003, mainly resulting from Canon's active efforts to repay short-term loans and long-term debts towards the goal of improving the Company's financial position, including the redemption of ¥10,000 million (U.S.$93 million) in debentures.

Canon seeks to meet its liquidity and capital requirements principally with cash flow from operations and, to a lesser extent, with short-term loans and long-term debt. Consistent with this objective, Canon continued to reduce its reliance on external funding for capital investments in favor of relying upon internally generated cash flows. This approach is supplemented with group-wide treasury and cash management activities undertaken at the parent company level. Canon believes that its working capital is sufficient for its present requirements.

To the extent Canon relies on external funding for its liquidity and capital requirements, it generally has access to various funding sources, including issuance of additional share capital, long-term debt or short-term loans. While Canon has been able to obtain funding from its traditional financing sources and from the capital markets, and believes it will continue to be able to do so in the future, there can be no assurance that adverse economic or other conditions will not affect Canon's liquidity or long-term funding in the future.

Short-term loans (including the current portions of long-term loans) amounted to ¥39,136 million (U.S.$366 million) at December 31, 2003 compared to ¥66,754 million at December 31, 2002. Long-term debt (excluding their current portions) amounted to ¥59,260 million (U.S.$554 million) at December 31, 2003 compared to ¥81,349 million at December 31, 2002.

Substantially all of Canon's short-term loans consist of borrowings from banks under uncommitted lines of credit. Canon's long-term debt generally consists of secured or partially-secured term loans from banks, bearing interest at floating rates, as well as fixed rate-notes and convertible debentures which Canon has issued in the domestic market with original maturities of five to fifteen years.

In order to facilitate access to global capital markets, Canon obtains credit ratings from two rating agencies, Moody's Investors Services, Inc. ("Moody's") and Standard and Poor's Rating Services ("S&P"). In addition, Canon maintains a rating from Rating and Investment Information, Inc. ("R&I"), a rating agency in Japan, for access to the Japanese capital market.

As of March 3, 2004, Canon's debt ratings are: Moody's: Aa3 (long-term); S&P: AA (long-term, outlook: stable), A-1+ (short-term); and R&I: AA+ (long-term). Canon does not have any rating downgrade triggers that would accelerate the maturity of a material amount of its debt. A downgrade in Canon's credit ratings or outlook could, however, increase the cost of its borrowings.

CAPITAL RESOURCES

Capital expenditure in fiscal 2003 amounted to ¥210,038 million (U.S.$1,963 million) compared with ¥198,702 million in fiscal 2002 and ¥207,674 million in fiscal 2001. In 2003, capital expenditures were mainly used for next-generation new technology devices for aligners and steppers, construction of facilities in the Company's consolidated subsidiaries, and expansion of production capabilities in Japan and overseas. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year. For fiscal 2004, Canon projects its capital expenditure will be approximately ¥300,000 million (U.S.$2,804 million). The capital expenditure includes an investment in a new technology development center in Kanagawa, Japan, and a new plant in Oita, Japan for digital camera production, reflecting the worldwide increase in demand.

Employer contributions to Canon's worldwide defined benefit pension plans were ¥29,944 million (U.S.$280 million) in fiscal 2003, ¥33,661 million in fiscal 2002, ¥89,626 million in fiscal 2001. Employer contributions were greater in fiscal 2001 because they included an additional trust fund of cash and equity securities in the amount of ¥58,954 million in addition to typical employer contributions. During fiscal 2004, Canon expects to make cash contributions of approximately ¥40,044 million (U.S.$374 million) to its domestic defined benefit pension plans, which would be an increase of 34.0% from ¥29,879 million (U.S.$279 million) in fiscal 2003. This expected increase is primarily the result of an anticipated increase in the Company's cash contributions to replenish the shortage of a reserve for the Company's pension.

Working capital in fiscal 2003 increased ¥200,340 million (U.S.$1,872 million), to ¥1,103,474 million (U.S.$10,313 million),

Capital expenditure
(Millions of yen)



200,000
0
200,386
170,986
207,674
198,702
210,038
99
00
01
02
03

compared with ¥903,134 million in fiscal 2002 and ¥776,111 million in fiscal 2001. This increase was primarily a result of a decrease in short-term loans. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon's capital requirements are primarily dependent on management's business plans regarding the levels and timing of capital expenditures and investments.

The working capital ratio (current assets to current liabilities) for fiscal 2003 was 2.33, compared to 2.13 for fiscal 2002 and 1.91 for fiscal 2001.

Return on assets (Net income divided by the average of total assets as of December 31, 2002 and 2003) increased to 9.0% in fiscal 2003, compared to 6.6% in fiscal 2002 and 5.9% in fiscal 2001. This increase was due mainly to an increase in net income. **Return on stockholders' equity** increased to 15.9% in fiscal 2003, compared with 12.5% in fiscal 2002 and 12.2% in fiscal 2001.

Debt to total assets ratio for the past three years was 3.1%, 5.0% and 10.4%, respectively. Canon had short-term loans and long-term debt of ¥98,396 million (U.S.$920 million) in fiscal 2003, ¥148,103 million in fiscal 2002 and ¥295,630 million in fiscal 2001.

Off-balance sheet arrangements

As part of its ongoing business, Canon does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Canon provides guarantees to third parties of bank loans of its employees, affiliates and other companies. Canon would have to perform under a guarantee, if the borrower defaults on a payment within the contract periods of 1 year to 30 years in the case of employees with housing loans, and of 1 year to 10 years in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default by all borrowers was ¥58,299 million (U.S.$545 million) at December 31, 2003. The carrying amounts of the liabilities recognized for Canon's obligations as a guarantor under those guarantees are insignificant. Certain of those guarantees are secured by guarantees issued to Canon by other parties. Such third party guarantees amounted to ¥950 million (U.S.$9 million) at December 31, 2003. The company and its consolidated subsidiaries provide guarantees to third parties of certain obligations of their consolidated subsidiaries. At December 31, 2003, these guarantees amounted to ¥55,730 million (U.S.$521 million). To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above figure.

Working capital ratio


2.5
0
1.70
1.71
1.91
2.13
2.33
99
00
01
02
03

Return on stockholders' equity


16
0
6.0%
10.7%
12.2%
12.5%
15.9%
99
00
01
02
03

Contractual obligations and commercial commitments

The following summarizes Canon's contractual obligations at December 31, 2003.

(Millions of yen)

	Total	Payments Due By Period			
		Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations:					
Long-Term Debt					
Capital Lease Obligations	¥ 11,267	5,200	5,230	765	72
Other Long-Term Debt	84,188	30,995	22,420	30,711	62
Operating Lease Obligations	43,430	11,769	15,304	9,055	7,302
Purchase Commitments for Property Plant and Equipment	54,947	54,947	—	—	—
Total	¥ 193,832	102,911	42,954	40,531	7,436

(Thousands of U.S.dollars)

	Total	Payments Due By Period			
		Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations:					
Long-Term Debt					
Capital Lease Obligations	$ 105,299	48,598	48,878	7,150	673
Other Long-Term Debt	786,804	289,673	209,534	287,018	579
Operating Lease Obligations	405,888	109,991	143,028	84,626	68,243
Purchase Commitments for Property Plant and Equipment	513,523	513,523	—	—	—
Total	$1,811,514	961,785	401,440	378,794	69,495

Canon provides warranties generally less than one year against defects in materials and workmanship on most of its consumer products. A liability for estimated product warranty related cost is established at the time revenue is recognized and is included in accrued expenses. Estimates for accrued product warranty cost are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure. As of December 31, 2003, the accrued product warranty cost amounted to ¥10,512 million (U.S.$98 million).

At December 31, 2003, Canon had outstanding commitments of approximately ¥54,947 million (U.S.$514 million) to purchase property, plant and equipment for use in the ordinary course of its business. Canon anticipates that funds needed to fulfill these commitments will be generated internally through operations.

Canon's management believes that current financial resources, cash generated from operations and Canon's potential capacity for additional debt and/or equity financing will be sufficient to fund current and future capital requirements.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Canon is now in Phase II of its Excellent Global Corporation Plan, which started in 2001 and will end in 2005. The management plan aims to guide Canon to the No.1 position worldwide in all core business areas, to build on its R&D capabilities and to continually create new businesses and to further strengthen its financial position.

With respect to its R&D goals, Canon formulated as part of its management plan the "Canon Over IP" concept, through which Canon intends to connect its digital products to the Internet and lay the foundations for Internet-businesses for the future. The Company envisions Canon products and systems interconnected over networks, as well as a variety of Web services that expand its business domains while creating new value for customers.

Canon has R&D centers worldwide that closely collaborate in their R&D activities. Some regional R&D centers conduct basic research into technology, and others apply their expertise to develop new products and businesses.

In October 2003, the Company formed a new organization for its R&D activities, Leading-Edge Technology Development Headquarters, from the former Canon Research Center and other R&D divisions. Leading-Edge Technology Development Headquarters aims to create new products for the development of new business areas.

In addition to Leading-Edge Technology Headquarters, the Company's R&D activities are conducted in the following six organizations:

- Core Technology Development Headquarters (where component engineering and base technology R&D, such as material engineering, nanotechnology and production engineering, is conducted)
- Platform Technology Development Headquarters (where platform technology R&D, such as system Large Scale Integration (LSI) chips and network technology, is conducted)
- Device Technology Development Headquarters (where key device R&D, such as for semiconductor devices, is conducted)
- SED Development Headquarters (where Surface-conduction Electron-emitter Display R&D is conducted)
- Ecology Research Center (where solar cell R&D is conducted)
- Advanced Materials Research Center (where advanced materials R&D is conducted)

Canon had R&D expenditures of ¥259,140 million (U.S.$2,422 million) in fiscal 2003, ¥233,669 million in fiscal 2002 and ¥218,616 million in fiscal 2001. The ratio of R&D expenditure to total net sales for the past three years was 8.1%, 7.9% and 7.5%, respectively.

Canon seeks to produce new products that are protected by patents and to set market product standards in order to enhance its market position. The United States Patent and Trademark Office (USPTO) announced that Canon obtained the second-greatest number of private sector patents in 2003. This achievement marks Canon's twelfth consecutive year as one of the top three patent-receiving private-sector organizations.

Canon aims to realize production procedures that dramatically reduce the need for prototypes in the design process, through the effective utilization of 3D-CAD systems, in order to accelerate product development and curtail costs.

R&D expenditure
(Millions of yen)



300,000
0
177,922
194,552
218,616
233,669
259,140
99
00
01
02
03

MARKET RISK EXPOSURE

Canon is exposed to market risks, including changes in foreign exchange rates, interest rates and prices of marketable securities and marketable investments. In order to hedge the risks of changes in foreign exchange rates and interest rates, Canon uses derivative financial instruments.

Equity price risk

Canon holds marketable securities included in current assets for short-term investment, which consists generally of highly-liquid and low-risk instruments. Marketable investments included in noncurrent assets are held as longer-term investments. Canon does not hold marketable securities and investments for trading purposes.

Maturities and fair values of such marketable securities and investments were as follows at December 31, 2003.

	Millions of yen		Thousands of U.S.dollars	
	Cost	Fair Value	Cost	Fair Value
Due within one year	¥ 194	202	$ 1,813	1,888
Due after one year through five years	1,480	1,932	13,832	18,056
Due after five years	5,951	6,002	55,617	56,094
Equity securities	7,569	22,977	70,738	214,738
	¥ 15,194	31,113	$ 142,000	290,776

Foreign exchange rate and interest rate risk

Canon operates internationally and is therefore exposed to the risk of changes in foreign exchange rates and interest rates. The Company and certain of its subsidiaries utilize various derivative financial instruments, principally foreign exchange contracts and interest rate swaps, to reduce these risks. Canon assesses the risks of foreign currency exchange and interest rates by continually monitoring changes in its exposure to these risks and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments; however, Canon does not expect that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and the contracts are diversified across a number of major financial institutions.

The major manufacturing bases of Canon are located in Japan and other countries in Asia. The sales generated from overseas are mainly denominated in U.S. dollars or euro. Therefore, Canon's international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon enters into foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euro into yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales, which are denominated in foreign currencies. In accordance with Canon's policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts, which principally mature within three months.

The table on page 41 provides information about Canon's major derivative financial instruments related to foreign currency exchange transactions existing at December 31, 2003. All of the foreign exchange contracts described in the following table have a contractual maturity date in 2004.

Forwards to sell foreign currencies:		U.S.$	euro	Others	Total
					Millions of yen
Contract amounts	¥	232,013	191,537	23,993	447,543
Estimated fair value		3,623	(6,287)	(132)	(2,796)
Forwards to buy foreign currencies:					
Contract amounts	¥	11,151	3,261	7,972	22,384
Estimated fair value		(35)	(165)	(941)	(1,141)

Forwards to sell foreign currencies:		U.S.$	euro	Others	Total
					Thousands of U.S. dollars
Contract amounts	$	2,168,346	1,790,065	224,234	4,182,645
Estimated fair value		33,860	(58,757)	(1,234)	(26,131)
Forwards to buy foreign currencies:					
Contract amounts	$	104,215	30,476	74,505	209,196
Estimated fair value		(327)	(1,542)	(8,795)	(10,664)

Canon's exposure to the market risk of changes in interest rates relates primarily to its debt obligations. Fixed-rate debt obligations expose Canon to variability in their fair values due to changes in interest rates. To manage the variability in fair values caused by interest rate changes, Canon enters into interest rate swaps when it is determined to be appropriate based on market conditions. The interest rate swaps change fixed-rate debt obligations to variable-rate debt obligations by entering into receive-fixed, pay-variable interest rate swaps. To a lesser extent, Canon has entered into interest rate swaps that change variable-rate debt obligations to fixed-rate debt obligations. The hedging relationship between interest rate swaps and hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk.

The information about Canon's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates are shown on page 42. For debt obligations, the table presents principal cash flows by expected maturity dates and related weighted average interest rates. For interest rate swaps, the table presents notional principal amounts by expected maturity dates and weighted average interest rates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts. The table presents information for obligations existing at December 31, 2003 together with the related weighted average contractual interest rates at December 31, 2003.

Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed-rate debt obligations. Changes in fair values of the hedged debt obligations and derivative instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions). There is no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for fiscal 2003 as the critical terms of the interest rate swaps match the terms of the hedged debt obligations.

Changes in the fair value of foreign exchange contracts designated and qualifying as cash flow hedges of forecasted intercompany sales are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all accumulated other comprehensive income (loss) at year-end is expected to be recognized in earnings over the next twelve months. Canon excludes the time value component of the hedging instruments from the assessment of hedge effectiveness.

Canon has entered into certain foreign exchange contracts, which do not meet the hedging criteria of Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" and Statement of Financial Accounting Standards No. 138 ("SFAS 138"), "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133". Canon records these foreign exchange contracts on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately. The notional amounts of those foreign exchange contracts were ¥408,540 million (U.S.$3,818 million) and ¥362,276 million at December 31, 2003 and 2002, respectively.

Canon has entered into certain interest rate swap agreements which do not meet the hedging criteria of SFAS 133 and SFAS 138. Canon records these interest rate swap agreements on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately. The notional amount of those interest rate swap agreements was ¥57,270 million at December 31, 2002. Canon recognized net losses related to those interest rate swaps in the amount of ¥94 million (U.S.$1 million), ¥1,738 million and ¥2,521 million for the years ended December 31, 2003, 2002 and 2001, respectively, and classified such amount in other income (deductions).

LONG-TERM DEBT (including due within one year)

(Millions of yen)

	Average interest rates	Total	Expected maturity date 2004	2005	2006	2007	2008	Thereafter	Estimated Fair Value
Japanese yen notes	2.39%	¥ 45,000	20,000	5,000	—	10,000	10,000	—	47,076
Japanese yen convertible debentures	1.28%	11,734	—	2,577	—	—	9,157	—	38,030
Loans, principally from banks	2.88%	38,721	16,195	17,180	2,893	2,100	219	134	38,594
Total		¥ 95,455	36,195	24,757	2,893	12,100	19,376	134	123,700

INTEREST RATE SWAP

(Millions of yen)

Notional principal amount (million)		Average receive rate	Average pay rate	Total	Expected maturity date 2004	2005	2006	2007	2008	Thereafter	Estimated Fair Value
euro	169	2.33%	3.44%	22,564	8,480	8,534	3,611	1,939	—	—	(55)

LONG-TERM DEBT (including due within one year)

(Thousands of U.S.dollars)

	Average interest rates	Total	Expected maturity date 2004	2005	2006	2007	2008	Thereafter	Estimated Fair Value
Japanese yen notes	2.39%	$420,561	186,916	46,729	—	93,458	93,458	—	439,963
Japanese yen convertible debentures	1.28%	109,663	—	24,084	—	—	85,579	—	355,421
Loans, principally from banks	2.88%	361,879	151,356	160,561	27,037	19,626	2,047	1,252	360,692
Total		$892,103	338,272	231,374	27,037	113,084	181,084	1,252	1,156,076

INTEREST RATE SWAP

(Thousands of U.S.dollars)

Notional principal amount (million)		Average receive rate	Average pay rate	Total	Expected maturity date 2004	2005	2006	2007	2008	Thereafter	Estimated Fair Value
euro	169	2.33%	3.44%	210,878	79,252	79,757	33,748	18,121	—	—	(514)

Note: All long-term debt is fixed rate except loans, principally from banks which include both fixed and floating rate debt.

RECENT DEVELOPMENTS

On January 1, 2004, Canon Precision Inc. ("Canon Precision"), a wholly owned subsidiary of Canon Inc., merged with Hirosaki Precision, Inc. ("Hirosaki Precision"), a wholly owned subsidiary of Canon Precision. Hirosaki Precision was merged into Canon Precision, the surviving company. Canon Precision targets the improved efficiency and specialization of business operations. Since both Canon Precision and Hirosaki Precision were consolidated subsidiaries of Canon Inc., the merger has no impact on Canon's current or future business results.

On January 1, 2004, Canon N.T.C., Inc. ("Canon N.T.C."), a wholly owned subsidiary of Canon Inc., spun off its environmental business operations into a newly established company, named "Canon Ecology Industry Inc." Following the separation, Canon N.T.C. focused its energies on its semiconductor equipment-related business and was renamed "Canon Semiconductor Equipment Inc." The spin-off was intended to improve efficiency and the specialization of business operations while facilitating the pursuit of independent businesses, consistent with Canon's Excellent Global Corporation Plan.

LOOKING FORWARD

For Canon, 2004 marks the fourth year of Phase II of its Excellent Global Corporation Plan (2001-2005), which targets the completion of structural reforms in 2005. As such, Canon will move forward with several initiatives designed to ensure that it meets the goals set out in the plan by 2005, including further efforts to reform its operations, from R&D and production processes to head-office administrative operations by simultaneously targeting improved productivity and the elimination of waste. In the area of development, Canon will target the further shortening of product-development periods and improvements in design quality. Canon will also continue to strive to substantially reduce product development costs by implementing digital trial production procedures that make it unnecessary to create prototypes. As for production, Canon will focus its energies on the in-house production of key components and development of innovative high-efficiency factory automation equipment to realize even greater cost reductions. With regard to marketing activities, in addition to promoting marketing reforms through structural reorganization and strengthening marketing channels, Canon is also working to expand and strengthen its solutions business and improve its hardware solutions offerings through greater customization to better meet customer needs. Canon also views the protection of the environment as an essential part of its management activities and will continue to develop environmentally-conscious products and introduce resource-recycling systems while actively expanding its green procurement and purchasing programs.

In the office imaging products market, Canon is gradually moving from monochrome office imaging products to color office imaging products in response to market demand. Canon's response to this transition will continue to affect its performance in this market. In the camera market, Canon has experienced a significant increase in sales of digital cameras due to strong worldwide demand, which has more than offset the decline in sales of conventional film cameras. Canon's ability to respond to trends in the comparatively young market for digital cameras will continue to significantly affect the performance of Canon's camera products.

Pursuant to the enactment of the new law concerning defined benefit corporate pension plans in Japan, the Company, on March 1, 2003, obtained from the Minister of Health, Labor and Welfare an exemption from its obligation to pay benefits for future employee services related to the substitutional portion of the Employees' Pension Fund which will result in the transfer of the pension obligation and related assets to the government. The relevant impact is recognized only on the settlement of the substitutional portion when the company returns the past benefit obligation to the government (expected to be sometime in the latter half of 2004). In fiscal 2003, there has been no effect on Canon's consolidated financial statements. The aggregate effect of this separation will be determined based on the Company's total pension benefits obligation as of the date the transfer is completed and the amount of plan assets required to be transferred. Based on the Company's current estimates as to the total amount of such pension benefits obligation and the amount of plan assets required to be transferred, management does not presently expect that this separation will have a significant effect on Canon's financial condition and results of operation. However, the final amount of the impact could be significantly different depending on any change in the amounts of the pension benefit obligation or plan assets to be transferred.

The foregoing discussion and other disclosure in this item contains forward-looking statements that reflect management's current views with respect to certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events that may not prove to be accurate. The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements: exchange rate fluctuations; the uncertainty of Canon's ability to implement its plans to localize production and other measures to reduce the impact of exchange rate fluctuations; uncertainty as to economic condition, in Canon's major markets; uncertainty of continued demand for Canon's high-value-added products; uncertainty as to the recovery of computer and related markets; uncertainty of recovery in demand for Canon's semiconductor production equipment; Canon's ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.

TEN-YEAR FINANCIAL SUMMARY

(Millions of yen except per share amounts)

	2003	2002	2001	2000
Net sales:				
Domestic	¥ 801,400	732,551	827,288	779,366
Overseas	2,396,672	2,207,577	2,080,285	1,917,054
Total	3,198,072	2,940,128	2,907,573	2,696,420
Percentage of previous year	108.8%	101.1	107.8	106.5
Net income	275,730	190,737	167,561	134,088
Percentage of sales	8.6%	6.5	5.8	5.0
Advertising	100,278	71,725	66,837	67,840
Research and development	259,140	233,669	218,616	194,552
Depreciation of property, plant and equipment	168,636	158,469	147,286	144,043
Capital expenditure	210,038	198,702	207,674	170,986
Long-term debt, excluding current installments	59,260	81,349	95,526	142,925
Stockholders' equity	1,865,545	1,591,950	1,458,476	1,298,914
Total assets	3,182,148	2,942,706	2,844,756	2,832,125
Per share data:				
Income before cumulative effect of change in accounting principle:				
Basic	313.81	217.56	187.07	153.66
Diluted	310.75	214.80	184.55	151.51
Net income:				
Basic	313.81	217.56	191.29	153.66
Diluted	310.75	214.80	188.70	151.51
Cash dividends declared	50.00	30.00	25.00	21.00
Stock price:				
High	6,210	5,250	5,330	5,620
Low	3,910	3,620	3,150	3,400
Average number of common shares in thousands	878,649	876,716	875,960	872,606
Number of employees	102,567	97,802	93,620	86,673

Common stock price range (Tokyo stock exchange)
(Yen)



6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
94
95
96
97
98
99
00
01
02
03

1999	1998	1997	1996	1995	1994	(Thousands of U.S. dollars except per share amounts) 2003
718,513	725,063	811,455	784,917	677,692	596,564	$ 7,489,719
1,812,383	2,011,021	1,858,079	1,687,920	1,408,186	1,266,160	22,398,804
2,530,896	2,736,084	2,669,534	2,472,837	2,085,878	1,862,724	29,888,523
92.5	102.5	108.0	118.6	112.0	105.1	108.8
70,234	109,569	118,813	94,177	55,036	31,024	2,576,916
2.8	4.0	4.5	3.8	2.6	1.7	8.6
67,544	76,911	75,800	68,354	53,033	44,698	937,178
177,922	176,967	170,793	150,085	125,253	121,273	2,421,869
155,682	159,888	137,777	117,263	104,474	103,304	1,576,037
200,386	221,401	219,779	176,357	123,560	133,068	1,962,972
165,277	180,320	226,889	192,254	298,055	311,002	553,832
1,202,003	1,155,520	1,109,511	1,007,434	880,150	808,985	17,435,000
2,587,532	2,728,329	2,872,779	2,644,452	2,506,152	2,270,010	29,739,701
80.66	126.10	137.73	111.29	65.96	38.50	2.93
79.50	123.93	134.60	106.96	62.73	35.84	2.90
80.66	126.10	137.73	111.29	65.96	38.50	2.93
79.50	123.93	134.60	106.96	62.73	35.84	2.90
17.00	17.00	17.00	15.00	13.00	12.50	0.47
4,200	3,400	3,820	2,630	1,940	1,820	58.04
2,170	1,930	2,280	1,780	1,230	1,530	36.54
870,699	868,916	862,664	846,224	834,329	805,897	
81,009	79,799	78,767	75,628	72,280	67,672	

Note: U.S. dollar amounts are translated from yen at the rate of U.S.$1= ¥107, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2003.

CONSOLIDATED BALANCE SHEETS

	Millions of yen		Thousands of U.S. dollars (note 2)
ASSETS	2003	2002	2003
Current assets:			
Cash and cash equivalents (note 9)	¥ 690,298	521,271	$ 6,451,383
Marketable securities (note 4)	1,324	7,255	12,374
Trade receivables (note 5)	539,006	498,587	5,037,439
Inventories (note 6)	444,244	432,251	4,151,813
Prepaid expenses and other current assets (note 12)	255,905	245,610	2,391,636
Total current assets	1,930,777	1,704,974	18,044,645
Noncurrent receivables (note 19)	16,543	20,568	154,607
Investments (note 4)	78,912	64,037	737,495
Property, plant and equipment, net (notes 7 and 9)	846,433	830,304	7,910,589
Other assets (notes 8, 11 and 12)	309,483	322,823	2,892,365
Total assets	¥ 3,182,148	2,942,706	$ 29,739,701
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Short-term loans (note 9)	¥ 39,136	66,754	$ 365,757
Trade payables (note 10)	391,181	408,464	3,655,897
Income taxes (note 12)	83,064	80,169	776,299
Accrued expenses (note 19)	193,657	154,621	1,809,879
Other current liabilities (note 12)	120,265	91,832	1,123,972
Total current liabilities	827,303	801,840	7,731,804
Long-term debt, excluding current installments (note 9)	59,260	81,349	553,832
Accrued pension and severance cost (note 11)	238,001	285,129	2,224,308
Other noncurrent liabilities (note 12)	30,843	26,193	288,252
Total liabilities	1,155,407	1,194,511	10,798,196
Minority interests	161,196	156,245	1,506,505
Commitments and contingent liabilities (note 19)			
Stockholders' equity:			
Common stock			
Authorized 2,000,000,000 shares; issued 881,338,645 shares in 2003 and 879,136,244 shares in 2002 (notes 9 and 13)	168,892	167,242	1,578,430
Additional paid-in capital (notes 9 and 13)	396,939	394,088	3,709,710
Legal reserve (note 14)	39,998	38,803	373,813
Retained earnings (notes 12 and 14)	1,410,442	1,164,445	13,181,701
Accumulated other comprehensive income (loss) (notes 4, 11, 12, 16 and 18)	(143,275)	(166,467)	(1,339,019)
Treasury stock, at cost 1,606,513 shares in 2003 and 1,373,557 shares in 2002	(7,451)	(6,161)	(69,635)
Total stockholders' equity	1,865,545	1,591,950	17,435,000
Total liabilities and stockholders' equity	¥ 3,182,148	2,942,706	$ 29,739,701

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen			Thousands of U.S. dollars (note 2)
	2003	2002	2001	2003
Net sales	¥ 3,198,072	2,940,128	2,907,573	$ 29,888,523
Cost of sales	1,589,172	1,540,097	1,626,959	14,852,075
Gross profit	1,608,900	1,400,031	1,280,614	15,036,448
Selling, general and administrative expenses	1,154,476	1,053,672	998,775	10,789,495
Operating profit	454,424	346,359	281,839	4,246,953
Other income (deductions):				
Interest and dividend income	9,284	9,198	9,571	86,766
Interest expense	(4,627)	(6,788)	(10,712)	(43,243)
Other, net	(10,911)	(18,752)	868	(101,971)
	(6,254)	(16,342)	(273)	(58,448)
Income before income taxes and minority interests	448,170	330,017	281,566	4,188,505
Income taxes (note 12)	162,653	134,703	115,154	1,520,122
Income before minority interests	285,517	195,314	166,412	2,668,383
Minority interests	9,787	4,577	2,543	91,467
Income before cumulative effect of change in accounting principle	275,730	190,737	163,869	2,576,916
Cumulative effect of change in accounting principle, net of tax (note 1(q))	—	—	3,692	—
Net income	¥ 275,730	190,737	167,561	$ 2,576,916

	Yen			U.S. dollars (note 2)
Earnings per share (notes 1(s) and 17):				
Basic:				
Income before cumulative effect of change in accounting principle	¥ 313.81	217.56	187.07	$ 2.93
Cumulative effect of change in accounting principle	—	—	4.22	—
Net income	¥ 313.81	217.56	191.29	$ 2.93
Diluted:				
Income before cumulative effect of change in accounting principle	¥ 310.75	214.80	184.55	$ 2.90
Cumulative effect of change in accounting principle	—	—	4.15	—
Net income	¥ 310.75	214.80	188.70	$ 2.90

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Millions of yen			Thousands of U.S. dollars (note 2)
	2003	2002	2001	2003
Common stock:				
Balance at beginning of year	¥ 167,242	165,287	164,796	$ 1,563,009
Conversion of convertible debt (notes 13 and 15)	1,650	1,955	491	15,421
Balance at end of year	168,892	167,242	165,287	1,578,430
Additional paid-in capital:				
Balance at beginning of year	394,088	392,456	391,939	3,683,065
Conversion of convertible debt and other (notes 13 and 15)	1,649	1,953	517	15,411
Share issued for acquisition of minority interest (notes 13 and 15)	—	1,052	—	—
Capital transactions by consolidated subsidiaries	1,202	(1,373)	—	11,234
Balance at end of year	396,939	394,088	392,456	3,709,710
Legal reserve:				
Balance at beginning of year	38,803	38,330	35,584	362,645
Transfers from retained earnings (note 14)	1,195	477	2,746	11,168
Other	—	(4)	—	—
Balance at end of year	39,998	38,803	38,330	373,813
Retained earnings:				
Balance at beginning of year	1,164,445	997,848	853,177	10,882,663
Net income for the year	275,730	190,737	167,561	2,576,916
Cash dividends (note 14)	(28,538)	(23,663)	(20,144)	(266,710)
Transfers to legal reserve (note 14)	(1,195)	(477)	(2,746)	(11,168)
Balance at end of year	1,410,442	1,164,445	997,848	13,181,701
Accumulated other comprehensive income (loss) (notes 4, 11, 12, 16 and 18):				
Balance at beginning of year	(166,467)	(135,168)	(146,582)	(1,555,767)
Other comprehensive income (loss) for the year, net of tax	23,192	(31,299)	11,414	216,748
Balance at end of year	(143,275)	(166,467)	(135,168)	(1,339,019)
Treasury stock:				
Balance at beginning of year	(6,161)	(277)	—	(57,579)
Purchase	(1,290)	(5,884)	(277)	(12,056)
Balance at end of year	(7,451)	(6,161)	(277)	(69,635)
Total stockholders' equity	¥ 1,865,545	1,591,950	1,458,476	$ 17,435,000
Disclosure of comprehensive income:				
Net income for the year	¥ 275,730	190,737	167,561	$ 2,576,916
Other comprehensive income (loss) for the year, net of tax (note 16)	23,192	(31,299)	11,414	216,748
Total comprehensive income for the year	¥ 298,922	159,438	178,975	$ 2,793,664

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen			Thousands of U.S. dollars (note 2)
	2003	2002	2001	2003
Net income	¥ 275,730	190,737	167,561	$ 2,576,916
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	183,604	165,260	152,300	1,715,925
Loss on disposal of property, plant and equipment	12,639	13,137	20,323	118,122
Gain on securities contributed to retirement benefit trust (notes 4 and 11)	—	—	(15,536)	—
Deferred income taxes	(3,035)	(1,788)	2,172	(28,364)
(Increase) decrease in trade receivables	(36,638)	(47,077)	47,844	(342,411)
(Increase) decrease in inventories	(15,823)	14,029	73,858	(147,879)
Increase (decrease) in trade payables	1,129	64,040	(161,157)	10,551
Increase in income taxes	3,441	14,935	10,561	32,159
Increase in accrued expenses	37,131	12,901	2,177	347,019
Other, net	7,471	22,776	5,649	69,822
Net cash provided by operating activities	465,649	448,950	305,752	4,351,860
Cash flows from investing activities:				
Capital expenditure	(210,038)	(198,702)	(207,674)	(1,962,972)
Proceeds from sale of property, plant and equipment	9,354	11,971	10,224	87,420
Payment for purchase of available-for-sale securities	(249)	(2,751)	(9,225)	(2,327)
Proceeds from sale of available-for-sale securities	6,544	1,099	9,473	61,159
Payment for purchase of other investments	(24,341)	(30,331)	(2,452)	(227,486)
Other	18,782	(11,506)	7,062	175,533
Net cash used in investing activities	(199,948)	(230,220)	(192,592)	(1,868,673)
Cash flows from financing activities (note 15):				
Proceeds from long-term debt	4,132	10,609	7,417	38,617
Repayment of long-term debt	(25,301)	(60,690)	(40,423)	(236,458)
Decrease in short-term loans	(49,224)	(101,125)	(64,292)	(460,037)
Dividends paid (note 14)	(28,538)	(23,663)	(20,144)	(266,710)
Payment for purchase of treasury stock	(1,071)	(5,884)	(277)	(10,010)
Other	(2,037)	(2,961)	(3,509)	(19,038)
Net cash used in financing activities	(102,039)	(183,714)	(121,228)	(953,636)
Effect of exchange rate changes on cash and cash equivalents	5,365	(19,979)	20,340	50,140
Net change in cash and cash equivalents	169,027	15,037	12,272	1,579,691
Cash and cash equivalents at beginning of year	521,271	506,234	493,962	4,871,692
Cash and cash equivalents at end of year	¥ 690,298	521,271	506,234	$ 6,451,383
Cash paid during the year for:				
Interest	¥ 4,570	6,890	10,722	$ 42,710
Income taxes	162,247	121,556	102,421	1,516,327

See accompanying notes to consolidated financial statements.

(1) Basis of Presentation and Significant Accounting Policies

(a) Description of Business

The Company and subsidiaries (collectively "Canon") is a high-technology oriented company which operates globally and has numerous core businesses. Originally a 35mm camera maker, Canon is now one of the world's leading manufacturers in other fields, such as office imaging products (mainly copying machines and digital multifunction devices), and computer peripherals (mainly laser beam and inkjet printers). Canon's products also include business information products such as computers, micrographics and calculators. Canon's camera business consists mainly of SLR cameras, compact cameras, digital cameras and video camcorders. Optical related products include steppers and aligners used in semiconductor chip production, projection aligners used in the production of liquid crystal displays (LCDs), broadcasting lenses and medical equipment. Canon's sales in the years ended December 31, 2003, 2002 and 2001 were distributed as follows: office imaging products 33%, 35% and 34%, computer peripherals 34%, 36% and 36%, business information products 4%, 5% and 7%, cameras 20%, 16% and 13%, and optical and other products 9%, 8% and 10%, respectively.

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Approximately 73%, 73% and 70% of consolidated net sales for the years ended December 31, 2003, 2002 and 2001 were generated outside Japan, with 33%, 34% and 34% in the Americas, 30%, 29% and 27% in Europe, and 10%, 10% and 9% in other areas, respectively.

Canon's manufacturing operations are conducted primarily at 18 plants in Japan and 14 overseas plants which are located in the United States, Germany, France, Taiwan, China, Malaysia, Thailand and Vietnam.

Canon sells laser beam printers on an OEM basis to Hewlett-Packard Co.; such sales constituted approximately 20%, 21% and 21% of consolidated net sales for the years ended December 31, 2003, 2002 and 2001, respectively.

(b) Basis of Presentation

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan. Foreign subsidiaries maintain their books of account in conformity with financial accounting standards of the countries of their domicile.

The accompanying consolidated financial statements reflect the adjustments but not recorded in the books of account, which management believes are necessary to conform them with accounting principles generally accepted in the United States of America.

(c) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries after elimination of all significant intercompany balances and transactions.

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (revised December 2003) ("FIN 46R"), "Consolidation of Variable Interest Entities", which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", which was issued in January 2003. For any variable interest entities ("VIEs") that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. Canon was required to apply FIN 46R to special-purpose entities in consolidated financial statements as of December 31, 2003, and to other VIEs in consolidated financial statements as of March 31, 2004. The adoption of FIN 46R did not have and is not expected to have a material effect on Canon's consolidated financial position and results of operations.

(d) Cash Equivalents

For purposes of the statements of cash flows, Canon considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(e) Translation of Foreign Currencies

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards No. 52 ("SFAS 52"), "Foreign Currency Translation". Under SFAS 52, assets and liabilities of the Company's subsidiaries located outside Japan with functional currencies other than Japanese yen are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Gains and losses resulting from translation of financial statements are excluded from the consolidated statement of income and are reported in other comprehensive income (loss). Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from other foreign currency transactions are included in other income (deductions).

(f) Marketable Securities and Investments

Canon classifies its debt and equity securities into one of three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities with respect to which Canon has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized.

A decline in fair value of any available-for-sale or held-to-maturity security below the amortized cost basis that is deemed to be other than temporary results in a write-down of the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings.

On a continuous basis, but no less frequently than at the end of each quarter period, Canon evaluates the cost basis of an available-for-sale security for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include: the degree of change in ratio of market prices per share to book value per share at date of evaluation compared to that at date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors.

Canon evaluates the cost basis of a held-to-maturity security for possible impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer.

Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income (loss) into earnings was determined by the specific identification method.

(g) Allowance for Doubtful Receivables

Canon recognizes allowance for doubtful receivables to ensure trade and financing receivables are not overstated due to uncollectibility. Allowance for doubtful receivables is maintained for all customers based on a variety of factors, including the length of time receivables are past due, macroeconomic conditions, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted.

(h) Inventories

Inventories are stated at the lower of cost or market value. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

(i) Investments in Affiliated Companies

Investments in 20% to 50% owned affiliates in which Canon has the ability to exercise significant influence over their operating and financial policies are stated at their underlying equity value.

Canon's share of the net earnings (loss) of companies carried on the equity method, included in other income (deductions), and dividends received from those companies for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Net loss	**¥ (1,124)**	(3,521)	(1,845)	**$ (10,505)**
Dividends received	**288**	664	401	**2,692**

(j) Impairment of Long-Lived Assets

Canon adopted Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets" on January 1, 2002. The adoption of SFAS 144 did not have a material affect on Canon's consolidated financial position and results of operations.

In accordance with SFAS 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs of selling such assets, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

Prior to the adoption of SFAS 144, Canon accounted for long-lived assets in accordance with Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of".

(k) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments.

Depreciation is calculated by the declining-balance method, except for some assets which are depreciated by the straight-line method, over the estimated useful lives of the assets. The depreciation period ranges from 3 years to 60 years for buildings and 2 years to 20 years for machinery and equipment.

(l) Goodwill and Other Intangible Assets

Goodwill represents the excess cost over fair value of assets of businesses acquired. Canon adopted the provisions of Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", as of January 1, 2002. Pursuant to SFAS 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144.

Prior to the adoption of SFAS 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. All other intangible assets were amortized on a straight-line basis over the expected periods to be benefited. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting Canon's average cost of funds.

(m) Income Taxes

Canon accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Canon records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

(n) Revenue Recognition

Canon generates revenue principally through the sale of consumer products, equipment, supplies and related services under separate contractual arrangements for each. Canon recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectibility is probable.

Revenue from sales of consumer products including office imaging products, computer peripherals, business information products and cameras is recognized when the products are received by customers based on the free-on-board destination sales term. Revenue from sales of optical equipment such as steppers and aligners sold with customer acceptance provisions related to their functionality is recognized when the equipment is received by the customer and the specific criteria of the equipment functionality are successfully tested and demonstrated by Canon to the customer. Service revenues are derived primarily from maintenance contracts on our equipment sold to customers and are recognized over the term of the contracts. A substantial portion of the office imaging products is sold with service maintenance guarantee contracts for which the customer typically pays a base service fee plus a variable amount based on usage. Revenue from service maintenance spot contracts for time and materials is recognized as the services are provided. Standard service maintenance fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon.

Canon enters into arrangements with multiple elements, which may include any combination of products, equipment, installment and maintenance. Canon allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force Issue 00-21("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables": 1) a delivered item has value to customers on a stand-alone basis, 2) there is objective and reliable evidence of fair value of an undelivered item, and 3) the delivery of the undelivered item must be probable and controlled by Canon if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

EITF 00-21 was effective for revenue arrangements entered into after June 30, 2003. EITF 00-21 did not have a material effect on our financial position or results of operations.

Canon records estimated reductions to sales at the time of sale for sales incentive programs including product discounts, customer promotions and volume-based rebates. Estimated reductions in sales are based upon historical trends and other known factors at the time of sale. In addition, Canon provides price protection to reseller customers, and records reductions to sales for the estimated impact of price protection when price protections are announced.

A liability for the estimated product warranty related cost is established at the time revenue is recognized and is included in accrued expenses. Estimates for accrued product warranty cost are based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

(o) Research and Development and Advertising

The costs of research and development and advertising are expensed as incurred.

(p) Shipping and Handling Costs

Shipping and handling costs totaled ¥40,660 million ($380,000 thousand), ¥39,170 million and ¥33,835 million for the years ended December 31, 2003, 2002 and 2001, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

(q) Derivative Financial Instruments

Canon accounts for its derivative and hedging activities pursuant to Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" and No. 138 ("SFAS 138"), "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133". Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

All derivatives are recognized on the consolidated balance sheet at fair value. On the date the derivative contract is entered into, Canon designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), a foreign-currency fair-value or cash-flow hedge ("foreign currency" hedge), or a hedge of a net investment in a foreign operation. Canon formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. Canon also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Canon discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income (loss).

Canon discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the consolidated balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, Canon continues to carry the derivative at its fair value on the consolidated balance sheet, and recognizes any changes in its fair value in earnings.

Canon also uses certain derivative financial instruments which do not meet the hedging criteria of SFAS 133 and 138. Canon records these derivative financial instruments on the consolidated balance sheet at fair value. The changes in fair values are recorded in earnings immediately.

The cumulative effect adjustment upon the adoption of SFAS 133 and 138 on January 1, 2001 resulted in an increase to net income of approximately ¥3,692 million and a decrease to other comprehensive income (loss) of approximately ¥2,401 million, which are net of the related income tax effect of ¥2,674 million and ¥1,738 million, respectively.

(r) Issuance of Stock by Subsidiaries

The change in the Company's proportionate share of subsidiary equity resulting from issuance of stock by the subsidiaries is accounted for as an equity transaction.

(s) Earnings per Share

Basic earnings per share have been computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each year. Diluted earnings per share reflect the potential dilution and have been computed on the basis that all convertible debentures were converted at beginning of the year or at time of issuance (if later), and that all dilutive warrants were exercised (less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company's common shares).

(t) Use of Estimates

The preparation of the consolidated financial statements requires management of Canon to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include valuation allowances for receivables, inventories and deferred tax assets; impairment of long-lived assets; environmental liabilities; valuation of derivative instruments; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(u) Environmental Liabilities

Liabilities for environmental remediation and other environmental costs are accrued when environmental assessments or remedial efforts are probable and the cost can be reasonably estimated. Such liabilities are adjusted as further information develops or circumstances change. Costs of future obligations are not discounted to their present values.

(v) Reclassification

Certain reclassifications have been made to the prior years' consolidated financial statements to conform with the presentation used for the year ended December 31, 2003.

(2) Financial Statement Translation

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥107 = U.S. $1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market on December 30, 2003. This translation should not be construed as a representation that the amounts shown could be converted into United States dollars at such rate.

(3) Foreign Operations

Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Total assets	¥ 1,339,854	1,238,800	1,074,856	$ 12,522,000
Net assets	564,041	518,927	482,986	5,271,411
Net sales	2,341,221	2,151,062	2,048,993	21,880,570
Net income	74,274	58,883	31,903	694,150

(4) Marketable Securities and Investments

Marketable securities and investments include available-for-sale securities. The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for such securities by major security type at December 31, 2003 and 2002 were as follows:

(Millions of yen)	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
2003: Current:				
Available-for-sale:				
Japanese and foreign governmental bond securities	¥ 65	—	4	61
Corporate debt securities	7	—	—	7
Bank debt securities	71	—	—	71
Fund trusts	51	12	—	63
Equity securities	1,044	78	—	1,122
	¥ 1,238	90	4	1,324
Noncurrent:				
Available-for-sale:				
Japanese and foreign governmental bond securities	¥ 243	—	5	238
Corporate debt securities	5,141	53	—	5,194
Fund trusts	2,047	455	—	2,502
Equity securities	6,525	15,534	204	21,855
	¥ 13,956	16,042	209	29,789

(Millions of yen)	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
2002: Current:				
Available-for-sale:				
Japanese and foreign governmental bond securities	¥ 59	2	—	61
Corporate debt securities	5,698	44	14	5,728
Bank debt securities	91	—	—	91
Fund trusts	220	90	—	310
Equity securities	1,194	—	129	1,065
	¥ 7,262	136	143	7,255
Noncurrent:				
Available-for-sale:				
Japanese and foreign governmental bond securities	¥ 220	7	—	227
Corporate debt securities	5,149	67	43	5,173
Bank debt securities	150	—	—	150
Fund trusts	2,302	—	193	2,109
Equity securities	5,263	2,628	880	7,011
	¥ 13,084	2,702	1,116	14,670

(Thousands of U.S. dollars)	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
2003: Current:				
Available-for-sale:				
Japanese and foreign governmental bond securities	$ 607	—	37	570
Corporate debt securities	65	—	—	65
Bank debt securities	664	—	—	664
Fund trusts	477	112	—	589
Equity securities	9,757	729	—	10,486
	$ 11,570	841	37	12,374
Noncurrent:				
Available-for-sale:				
Japanese and foreign governmental bond securities	$ 2,271	—	47	2,224
Corporate debt securities	48,047	495	—	48,542
Fund trusts	19,131	4,252	—	23,383
Equity securities	60,981	145,178	1,906	204,253
	$ 130,430	149,925	1,953	278,402

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003, were as follows:

	Less than 12 months		12 months or longer	
(Millions of yen)	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
2003: Current:				
Available-for-sale:				
Japanese and foreign governmental bond securities	¥ 61	4	—	—
	¥ 61	4	—	—
Noncurrent:				
Available-for-sale:				
Japanese and foreign governmental bond securities	¥ 238	5	—	—
Equity securities	528	31	756	173
	¥ 766	36	756	173

(Thousands of U.S. dollars)	Less than 12 months Fair Value	Less than 12 months Gross Unrealized Holding Losses	12 months or longer Fair Value	12 months or longer Gross Unrealized Holding Losses
2003: Current:				
Available-for-sale:				
Japanese and foreign governmental bond securities	**$ 570**	**37**	**—**	**—**
	$ 570	**37**	**—**	**—**
Noncurrent:				
Available-for-sale:				
Japanese and foreign governmental bond securities	**$ 2,224**	**47**	**—**	**—**
Equity securities	**4,935**	**289**	**7,065**	**1,617**
	$ 7,159	**336**	**7,065**	**1,617**

Net unrealized gains on available-for-sale securities, net of related taxes and minority interests, increased by ¥7,952 million ($74,318 thousand) in the year ended December 31, 2003, and decreased by ¥1,732 million and ¥13,603 million in the years ended December 31, 2002 and 2001, respectively.

Maturities of debt securities and fund trust classified as available-for-sale were as follows at December 31, 2003:

	Millions of yen Cost	Millions of yen Fair Value	Thousands of U.S. dollars Cost	Thousands of U.S. dollars Fair Value
Due within one year	¥ 194	202	$ 1,813	1,888
Due after one year through five years	1,480	1,932	13,832	18,056
Due after five years	5,951	6,002	55,617	56,093
	¥ 7,625	8,136	$ 71,262	76,037

Proceeds from sale of available-for-sale securities were ¥6,544 million ($61,159 thousand), ¥1,099 million and ¥9,473 million in the years ended December 31, 2003, 2002 and 2001, respectively.

In June 2001, Canon contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an established employee retirement benefit trust, with no cash proceeds thereon. The fair value of those securities at the time of contribution was ¥38,954 million. Upon contribution of those available-for-sale securities, the net unrealized gains amounting to ¥15,536 million were realized and were included in other income (deductions) in the consolidated statements of income.

Realized gains and losses during the years ended December 31, 2003 and 2002 were insignificant.

At December 31, 2003, investments include investment in affiliated companies and non-marketable securities amounting to ¥24,806 million ($231,832 thousand) and ¥24,317 million ($227,261 thousand), respectively. At December 31, 2002, investments include investment in affiliated companies and non-marketable securities amounting to ¥30,007 million and ¥19,360 million, respectively.

(5) Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Notes	¥ 28,880	26,456	$ 269,907
Accounts	524,549	484,162	4,902,327
	553,429	510,618	5,172,234
Less allowance for doubtful receivables	14,423	12,031	134,795
	¥ 539,006	498,587	$ 5,037,439

(6) Inventories

Inventories comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Finished goods	¥ 305,414	288,592	$ 2,854,337
Work in process	124,410	127,769	1,162,710
Raw materials	14,420	15,890	134,766
	¥ 444,244	432,251	$ 4,151,813

(7) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Land	¥ 177,953	167,848	$ 1,663,112
Buildings	766,398	743,473	7,162,598
Machinery and equipment	990,638	962,037	9,258,299
Construction in progress	29,627	34,640	276,888
	1,964,616	1,907,998	18,360,897
Less accumulated depreciation	1,118,183	1,077,694	10,450,308
	¥ 846,433	830,304	$ 7,910,589

(8) Goodwill and Other Intangible Assets

The components of acquired intangible assets excluding goodwill at December 31, 2003 and 2002 were as follows:

(Millions of yen)	2003 Gross Carrying Amount	2003 Accumulated Amortization	2002 Gross Carrying Amount	2002 Accumulated Amortization
Intangible assets subject to amortization:				
Software	¥ 115,675	80,534	¥ 106,664	74,971
Other	6,188	3,319	3,233	1,106
Total	¥ 121,863	83,853	¥ 109,897	76,077

(Thousands of U.S. dollars)	2003 Gross Carrying Amount	2003 Accumulated Amortization
Intangible assets subject to amortization:		
Software	$1,081,075	752,654
Other	57,832	31,019
Total	$1,138,907	783,673

Intangible assets not subject to amortization at December 31, 2003 and 2002 were insignificant.

Aggregate amortization expense for the years ended December 31, 2003, 2002 and 2001 was ¥12,438 million ($116,243 thousand), ¥6,288 million and ¥4,046 million, respectively. Estimated amortization expense for the next five years ending December 31 is ¥12,184 million ($113,869 thousand) in 2004, ¥9,498 million ($88,766 thousand) in 2005, ¥6,974 million ($65,178 thousand) in 2006, ¥3,890 million ($36,355 thousand) in 2007, and ¥1,969 million ($18,402 thousand) in 2008.

The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002 were as follows:

	Millions of yen 2003	Millions of yen 2002	Thousands of U.S. dollars 2003
Balance at beginning of year	¥ 13,640	13,375	$ 127,477
Goodwill acquired during the year	7,839	806	73,262
Impairment losses	—	(503)	—
Translation adjustments	588	(38)	5,495
Balance at end of year	¥ 22,067	13,640	$ 206,234

In the year ended December 31, 2002, under a continuing negative trend in the business information industries and semiconductor related market, the majority of goodwill impairment loss of ¥503 million was recognized from the business information products and optical and other products reporting units since the carrying amounts of the reporting units were greater than the fair value of the reporting units (as determined using the expected present value of future cash flows) and the carrying amounts of the reporting units goodwill exceeded the implied fair value of that goodwill.

Reconciliation of "Income before cumulative effect of change in accounting principle" and "Earnings per share before cumulative effect of change in accounting principle" to the amounts adjusted for the exclusion of goodwill amortization for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Income before cumulative effect of change in accounting principle:				
Reported income before cumulative effect of change in accounting principle	¥ 275,730	190,737	163,869	$ 2,576,916
Add back: goodwill amortization (net of tax)	—	—	968	—
Adjusted income before cumulative effect of change in accounting principle	¥ 275,730	190,737	164,837	$ 2,576,916

	Yen			U.S. dollars
	2003	2002	2001	2003
Basic earnings per share before cumulative effect of change in accounting principle:				
Reported income before cumulative effect of change in accounting principle	¥ 313.81	217.56	187.07	$ 2.93
Add back: goodwill amortization (net of tax)	—	—	1.11	—
Adjusted income before cumulative effect of change in accounting principle	¥ 313.81	217.56	188.18	$ 2.93
Diluted earnings per share before cumulative effect of change in accounting principle:				
Reported income before cumulative effect of change in accounting principle:	¥ 310.75	214.80	184.55	$ 2.90
Add back: goodwill amortization (net of tax)	—	—	1.08	—
Adjusted income before cumulative effect of change in accounting principle	¥ 310.75	214.80	185.63	$ 2.90

(9) Short-term Loans and Long-term Debt

Short-term loans consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Bank borrowings	¥ 2,941	47,748	$ 27,486
Long-term debt due within one year	36,195	19,006	338,271
	¥ 39,136	66,754	$ 365,757

The weighted average interest rates on short-term loans outstanding at December 31, 2003 and 2002 were 2.10% and 2.58%, respectively.

At December 31, 2003, unused short-term credit facilities for issuance of commercial paper amounted to ¥53,565 million ($500,607 thousand).

Long-term debt consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Loans, principally from banks, maturing in installments through 2030; bearing weighted average interest of 2.88% and 2.84% at December 31, 2003 and 2002, respectively, partially secured by mortgage of property, plant and equipment	¥ 27,452	20,190	$ 256,561
2-3/10% Japanese yen notes, due 2003	—	5,000	—
1-53/100% Japanese yen notes, due 2003	—	5,000	—
2-23/40% Japanese yen notes, due 2004	10,000	10,000	93,458
2-1/40% Japanese yen notes, due 2004	10,000	10,000	93,458
1-22/25% Japanese yen notes, due 2005	5,000	5,000	46,729
2-19/20% Japanese yen notes, due 2007	10,000	10,000	93,458
2-27/100% Japanese yen notes, due 2008	10,000	10,000	93,458
1-2/10% Japanese yen convertible debentures, due 2005	2,577	5,149	24,084
1-3/10% Japanese yen convertible debentures, due 2008	9,157	9,882	85,579
Capital lease obligations	11,269	10,134	105,318
	95,455	100,355	892,103
Less amount due within one year	36,195	19,006	338,271
	¥ 59,260	81,349	$ 553,832

The aggregate annual maturities of long-term debt outstanding at December 31, 2003 were as follows

	Millions of yen	Thousands of U.S. dollars
2004	¥ 36,195	$ 338,271
2005	24,757	231,374
2006	2,893	27,038
2007	12,100	113,084
2008	19,376	181,084
Later years	134	1,252
	¥ 95,455	$ 892,103

Property, plant and equipment with a book value at December 31, 2003 of ¥11,358 million ($106,150 thousand) were mortgaged to secure loans from banks.

As is customary in Japan, both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. Long-term agreements with lenders other than banks also generally provide that Canon must give additional security upon request of the lender.

The 1-2/10% Japanese yen convertible debentures due 2005 are convertible into approximately 1,721,000 shares of common stock at a fixed conversion price of ¥1,497.00 ($13.99) per share, not less than the fair market value of the Company's common stock on the date of issuance, at December 31, 2003. The debentures are redeemable at the option of the Company between January 1, 2004 and December 31, 2004 at premiums of 1%, and at par thereafter, or, under particular circumstances, at par.

The 1-3/10% Japanese yen convertible debentures due 2008 are convertible into approximately ¥6,117,000 shares of common stock at a fixed conversion price of ¥1,497.00 ($13.99) per share, not less than the fair market value of the Company's common stock on the date of issuance, at December 31, 2003. The debentures are redeemable at the option of the Company between January 1, 2004 and December 31, 2007 at premiums ranging from 4% to 1%, and at par thereafter, or, under particular circumstances, at par.

The decrease of convertible debt due to conversion in the years ended December 31, 2003, 2002 and 2001 were ¥3,297 million ($30,813 thousand), ¥3,908 million and ¥981 million, respectively.

(10) Trade Payables

Trade payables are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Notes	**¥ 47,771**	62,894	**$ 446,458**
Accounts	**343,410**	345,570	**3,209,439**
	¥ 391,181	408,464	**$ 3,655,897**

(11) Employee Retirement and Severance Benefits

The Company and certain of its subsidiaries have contributory and noncontributory defined benefit plans covering substantially all employees after one year of service. Other subsidiaries sponsor unfunded retirement and severance plans. Benefits payable under the plans are based on employee earnings and years of service. The contributory plans mainly represent the Employees' Pension Fund plans ("EPFs"), composed of the substitutional portions based on the pay-related part of the old age pension benefits prescribed by the Welfare Pension Insurance Law in Japan and the corporate portions based on contributory defined benefit pension arrangements established at the discretion of the Company and its subsidiaries. Management considers that substitutional portions of the EPFs, which are administered by a board of trustees composed of management and labor representatives, represent welfare pension plans carried on behalf of the Japanese government. These contributory and noncontributory plans are funded in conformity with the funding requirements of applicable Japanese governmental regulations.

In January 2003, the Emerging Issues Task Force reached a final consensus on Issue 03-2 ("EITF 03-2"), "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities". EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an EPF. EITF 03-2 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. In the year ended December 31, 2003, the government approved applications submitted by the Company and certain of its domestic subsidiaries for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion. On January 30, 2004, management submitted another application for separation of the remaining substitutional portion (that is, the benefit obligation related to past services). After Canon's applications are approved by the government, the remaining benefit obligation of the substitutional portion (that amount earned by past services) as well as the related government-specified portion of the plan assets of the EPF will be transferred to the government. Accordingly, there has been no effect on Canon's consolidated financial statements for the year ended December 31, 2003. The aggregate effect of this separation will be determined based on the Company's total pension benefits obligation as of the date the transfer is completed and the amount of plan assets required to be transferred. Based on the Company's current estimates as to the total amount of such pension benefits obligation and the amount of plan assets required to be transferred, Canon's management does not presently expect that this separation will have a significant effect on Canon's financial condition or results of operation. However, the final amount of the impact could be significantly different depending on any change in the amounts of the pension benefit obligation or plan assets to be transferred.

In December 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 (revised 2003) ("SFAS 132R"), "Employers' Disclosures about Pensions and Other Postretirement Benefits". SFAS 132R revises and prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. SFAS 132R retains the disclosure requirements contained in the original SFAS 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. SFAS 132R is generally effective for fiscal years ending after December 15, 2003.

Net periodic benefit cost included in selling, general and administrative expenses for Canon's employee retirement and severance defined benefit plans for the years ended December 31, 2003, 2002 and 2001 consisted of the following components:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Service cost — benefits earned during the year	**¥ 29,024**	39,206	36,553	**$ 271,252**
Interest cost on projected benefit obligation	**20,806**	19,270	20,341	**194,449**
Expected return on plan assets	**(13,959)**	(14,523)	(13,636)	**(130,458)**
Net amortization	**10,636**	11,841	8,755	**99,402**
	¥ 46,507	55,794	52,013	**$ 434,645**
Weighted-average assumptions:				
Discount rate	**2.7%**	2.7%	2.7%	
Assumed rate of increase in future compensation levels	**2.0%**	3.4%	3.3%	
Expected long-term rate of return on plan assets	**3.6%**	3.5%	3.5%	

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Change in benefit obligations:			
Benefit obligations at beginning of year	¥ 766,452	718,091	$ 7,163,103
Service cost	29,024	39,206	271,252
Interest cost	20,806	19,270	194,449
Plan participants' contributions	2,102	3,825	19,645
Amendments	(52,749)	—	(492,981)
Actuarial gain	(3,398)	(1,916)	(31,757)
Benefits paid	(12,484)	(13,019)	(116,673)
Other	2,637	995	24,644
Benefit obligations at end of year	752,390	766,452	7,031,682
Change in plan assets:			
Fair value of plan assets at beginning of year	421,642	429,483	3,940,579
Actual return on plan assets	31,008	(33,813)	289,794
Employer contributions	29,944	33,661	279,851
Plan participants' contributions	2,102	3,825	19,645
Benefits paid	(12,484)	(13,019)	(116,673)
Other	16	1,505	150
Fair value of plan assets at end of year	472,228	421,642	4,413,346
Funded status	(280,162)	(344,810)	(2,618,336)
Unrecognized actuarial loss	289,991	329,240	2,710,196
Unrecognized prior service cost	(99,512)	(52,773)	(930,019)
Unrecognized net transition obligation being recognized over 22 years	4,644	4,988	43,402
Net amount recognized	¥ (85,039)	(63,355)	$ (794,757)
Amounts recognized in the consolidated balance sheets consist of:			
Prepaid pension cost	¥ 2,515	2,664	$ 23,505
Accrued pension and severance cost	(238,001)	(285,129)	(2,224,308)
Intangible assets	86	144	804
Accumulated other comprehensive income (loss), gross of tax	150,361	218,966	1,405,242
Net amount recognized	¥ (85,039)	(63,355)	$ (794,757)
Pension plans with an accumulated benefit obligation in excess of plan assets:			
Projected benefit obligation	¥ 745,781	709,881	$ 6,969,916
Accumulated benefit obligation	697,711	650,339	6,520,664
Fair value of plan assets	466,970	369,777	4,364,206

Information with respect to domestic plans is as follows:

Measurement date

The Company and certain of its domestic subsidiaries use a October 1 measurement date for the majority of its plans.

Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31:	2003	2002
Discount rate	2.5%	2.5%
Assumed rate of increase in future compensation levels	1.9%	3.3%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:	2003	2002	2001
Discount rate	2.5%	2.5%	3.0%
Assumed rate of increase in future compensation levels	3.3%	3.3%	2.1%
Expected long-term rate of return on domestic plan assets	3.1%	3.0%	4.0%

Canon determines the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. Canon considers the current expectations for future returns and the actual historical returns of each plan asset category.

Obligations

The accumulated benefit obligation for all domestic defined benefit plans was ¥647,447 million ($6,050,907 thousand) and ¥652,416 million at December 31, 2003 and 2002, respectively.

Plan assets

Canon's domestic benefit plan weighted-average asset allocations at December 31, 2003 and 2002 by asset category are as follows:

Asset Category

	2003	2002
Equity securities	29.6%	35.6%
Debt securities	26.8%	32.8%
Cash	21.8%	6.8%
Life insurance company general accounts	21.1%	24.1%
Other	0.7%	0.7%
	100.0%	100.0%

Canon's investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants. Taking into account the expected long-term rate of return on plan assets, Canon formulates a "model" portfolio comprised of the optimal combination of equity securities and debt securities. Plan assets are invested in individual equity and debt securities using the guidelines of the "model" portfolio in order to produce a total return that will match the expected return on a mid-term to long-term basis. Canon evaluates the gap between expected return and actual return of invested plan assets on an annual basis to determine if such differences necessitate a revision in the formulation of the "model" portfolio. Canon revises the "model" portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets.

Equity securities include common stock of the Company and certain of its domestic subsidiaries in the amounts of ¥796 million ($7,439 thousand) (0.2 percent of total domestic plan assets) and ¥1,477 million (0.4 percent of total domestic plan assets) at December 31, 2003 and 2002, respectively.

Cash flows

Canon expects to contribute ¥40,044 million ($374,243 thousand) to its domestic defined benefit plan in the year ending December 31, 2004.

(12) Income Taxes

Total income taxes were allocated as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Income before income taxes and minority interests	¥ 162,653	134,703	115,154	$ 1,520,122
Stockholders' equity — accumulated other comprehensive income (loss):				
Foreign currency translation adjustments	(3,469)	2,387	(684)	(32,421)
Net unrealized gains and losses on securities	4,692	(1,188)	(11,692)	43,851
Net losses on derivative instruments	27	1,513	(1,755)	252
Minimum pension liability adjustments	39,738	(10,680)	(26,592)	371,383
	¥ 203,641	126,735	74,431	$ 1,903,187

Domestic and foreign components of income before income taxes and minority interests ("Income before income taxes"), and the current and deferred income tax expense (benefit) attributable to such income before income taxes are summarized as follows:

	Millions of yen		
	Japanese	Foreign	Total
2003: Income before income taxes	**¥ 337,093**	**111,077**	**448,170**
Income taxes:			
Current	**¥ 132,204**	**33,484**	**165,688**
Deferred	**(5,828)**	**2,793**	**(3,035)**
	¥ 126,376	**36,277**	**162,653**
2002: Income before income taxes	¥ 237,677	92,340	330,017
Income taxes:			
Current	¥ 109,102	27,389	136,491
Deferred	(7,212)	5,424	(1,788)
	¥ 101,890	32,813	134,703
2001: Income before income taxes	¥ 230,456	51,110	281,566
Income taxes:			
Current	¥ 95,664	17,318	112,982
Deferred	(1,738)	3,910	2,172
	¥ 93,926	21,228	115,154

	Thousands of U.S. dollars		
	Japanese	Foreign	Total
2003: Income before income taxes	**$ 3,150,402**	**1,038,103**	**4,188,505**
Income taxes:			
Current	**$ 1,235,551**	**312,935**	**1,548,486**
Deferred	**(54,467)**	**26,103**	**(28,364)**
	$ 1,181,084	**339,038**	**1,520,122**

The Company and certain of its domestic subsidiaries are subject to a corporate tax of 30%, an inhabitant tax of 9.8% and a deductible business tax of 6%, which in the aggregate resulted in a statutory income tax rate of approximately 42%.

Amendments to the Japanese tax regulations were enacted on March 24, 2003. As a result of these amendments, the statutory income tax rate was reduced from approximately 42% to 40% effective from the year beginning January 1, 2005. Consequently, the statutory tax rate is to be lowered to approximately 40% applicable for deferred tax assets and liabilities expected to be settled or realized subsequent to January 1, 2005. The adjustments of deferred tax assets and liabilities for this change in the tax rate are ¥3,613 million ($33,766 thousand) and have been reflected in the consolidated statements of income for the year ended December 31, 2003.

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	2003	2002	2001
Japanese statutory income tax rate	**42.0%**	42.0%	42.0%
Increase (reduction) in income taxes resulting from:			
Expenses not deductible for tax purposes	**0.2**	0.5	1.4
Tax benefits not recognized on operating losses of subsidiaries	**0.1**	0.2	0.9
Income of foreign subsidiaries taxed at lower than Japanese normal tax rate	**(2.5)**	(2.5)	(2.0)
Tax credit for increased research and development expenses	**(1.4)**	(1.6)	(2.1)
Effect of enacted changes in tax laws and rates on research and development expenses	**(2.6)**	—	—
Effect of enacted changes in tax laws and rates on business taxes	**0.8**	—	—
Other	**(0.3)**	2.2	0.7
Effective income tax rate	**36.3%**	40.8%	40.9%

Net deferred income tax assets and liabilities are reflected on the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Prepaid expenses and other current assets	**¥ 44,198**	42,386	**$ 413,065**
Other assets	**124,706**	167,298	**1,165,477**
Other current liabilities	**(2,575)**	(1,213)	**(24,065)**
Other noncurrent liabilities	**(19,302)**	(16,120)	**(180,393)**
	¥ 147,027	192,351	**$ 1,374,084**

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are presented below:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Deferred tax assets:			
Inventories	¥ **13,540**	12,813	$ **126,542**
Accrued business tax	**8,684**	6,794	**81,159**
Accrued pension and severance cost	**45,149**	42,253	**421,953**
Minimum pension liability adjustments	**56,526**	97,454	**528,280**
Research and development — costs capitalized for tax purposes	**20,766**	21,215	**194,075**
Property, plant and equipment	**17,074**	14,699	**159,570**
Net operating losses carried forward	**6,279**	6,119	**58,682**
Other	**35,624**	41,137	**332,935**
Total gross deferred tax assets	**203,642**	242,484	**1,903,196**
Less valuation allowance	**8,401**	9,683	**78,514**
Net deferred tax assets	**195,241**	232,801	**1,824,682**
Deferred tax liabilities:			
Land including deferred gain on sale	**(2,059)**	(2,540)	**(19,243)**
Undistributed earnings of foreign subsidiaries	**(6,424)**	(10,002)	**(60,037)**
Net unrealized gains on securities	**(4,521)**	(400)	**(42,252)**
Other	**(35,210)**	(27,508)	**(329,066)**
Total gross deferred tax liabilities	**(48,214)**	(40,450)	**(450,598)**
Net deferred tax assets	¥ **147,027**	192,351	$ **1,374,084**

The valuation allowance for deferred tax assets as of January 1, 2002 was ¥12,875 million. The net changes in the total valuation allowance for the years ended December 31, 2003 and 2002 were decreases of ¥1,282 million ($11,981 thousand) and ¥3,192 million, respectively.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowances at December 31, 2003.

At December 31, 2003, Canon had net operating losses carried forward for income tax purposes of approximately ¥18,679 million ($174,570 thousand) which were available to reduce future taxable income, if any. Periods available to reduce future taxable income vary in each tax jurisdiction and range from one year to an indefinite period as follows:

	Millions of yen	Thousands of U.S. dollars
Within one year	¥ 816	$ 7,626
After one year through five years	10,566	98,748
After five years through ten years	2,771	25,897
Indefinite period	4,526	42,299
Total	¥ 18,679	$ 174,570

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax free.

Canon has not recognized deferred tax liabilities of approximately ¥36,661 million ($342,626 thousand) for the portion of undistributed earnings of foreign subsidiaries that arose in the year ended December 31, 2003 and prior years because Canon currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. As of December 31, 2003, such undistributed earnings of these subsidiaries were approximately ¥420,828 million ($3,932,972 thousand).

(13) Common Stock

During the years ended December 31, 2003, 2002 and 2001, the Company issued 2,202,401 shares, 2,853,912 shares and 655,309 shares of common stock, respectively. The issuance of 243,360 shares during the year ended December 31, 2002 was in connection with the acquisition of the outstanding minority ownership interest of 37% of Canon Components, Inc. The acquisition of the minority interest was consummated on May 1, 2002, whereby Canon Components Inc. became a wholly-owned subsidiary of the Company. The remaining issuance of the shares of the Company was in connection with conversion of convertible debt. Conversion into common stock of convertible debt issued subsequent to October 1, 1982 has been accounted for by crediting one-half of the conversion price and exercise price to each of the common stock account and the additional paid-in capital account.

(14) Legal Reserve and Cash Dividends

The Japanese Commercial Code, amended effective on October 1, 2001, provides that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until an aggregated amount of additional paid-in capital and the legal reserve equals 25% of common stock. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries. Canon's equity in retained earnings or deficit of affiliated companies of which it owns 20% to 50% accounted for on the equity basis aggregating positive ¥5,887 million ($55,019 thousand) at December 31, 2003 is included in retained earnings.

Cash dividends and appropriations to the legal reserve charged to retained earnings during the years ended December 31, 2003, 2002 and 2001 represent dividends paid out during those years and the related appropriations to the legal reserve. Provision has not been made in the accompanying consolidated financial statements for the dividend for the second half year of ¥35 ($0.33) per share, aggregating ¥30,791 million ($287,766 thousand), proposed subsequent to December 31, 2003 by the Board of Directors in respect of the year ended December 31, 2003.

The amount available for dividends under the Japanese Commercial Code is based on the amount recorded in the Company's nonconsolidated books of account in accordance with financial accounting standards of Japan. The adjustments, included in the accompanying consolidated financial statements in order to conform them to accounting principles generally accepted in the United States of America, but not recorded in the books of account, have no effect on the determination of retained earnings available for dividends under the Japanese Commercial Code. The amount available for dividends in the Company's nonconsolidated books of account under the Japanese Commercial Code amounted to ¥944,769 million ($8,829,617 thousand) at December 31, 2003.

(15) Noncash Financing Activities

In the years ended December 31, 2003, 2002 and 2001, common stock and additional paid-in capital arising from conversion of convertible debt amounted to ¥3,297 million ($30,813 thousand), ¥3,908 million and ¥981 million, respectively.

As a result of the acquisition of the outstanding minority ownership interest of Canon Components Inc. and the issuance of common stock in connection with the acquisition during the year ended December 31, 2002, goodwill classified as other assets and additional paid-in capital increased by ¥795 million and ¥1,052 million, respectively, and minority interests decreased by ¥257 million.

(16) Other Comprehensive Income (Loss)

Change in accumulated other comprehensive income (loss) is as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Foreign currency translation adjustments:				
Balance at beginning of year	¥ (68,524)	(52,660)	(104,149)	$ (640,411)
Adjustments for the year	(15,277)	(15,864)	51,489	(142,776)
Balance at end of year	(83,801)	(68,524)	(52,660)	(783,187)
Net unrealized gains and losses on securities:				
Balance at beginning of year	(1,168)	564	14,167	(10,916)
Adjustments for the year	7,952	(1,732)	(13,603)	74,318
Balance at end of year	6,784	(1,168)	564	63,402
Net losses on derivative instruments:				
Balance at beginning of year	(334)	(2,423)	—	(3,122)
Adjustments for the year	37	2,089	(2,423)	346
Balance at end of year	(297)	(334)	(2,423)	(2,776)
Minimum pension liability adjustments:				
Balance at beginning of year	(96,441)	(80,649)	(56,600)	(901,318)
Adjustments for the year	30,480	(15,792)	(24,049)	284,860
Balance at end of year	(65,961)	(96,441)	(80,649)	(616,458)
Total accumulated other comprehensive income (loss):				
Balance at beginning of year	(166,467)	(135,168)	(146,582)	(1,555,767)
Adjustments for the year	23,192	(31,299)	11,414	216,748
Balance at end of year	¥ (143,275)	(166,467)	(135,168)	$ (1,339,019)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2003:			
Foreign currency translation adjustments:			
Amount arising during the year	¥ (19,115)	3,469	(15,646)
Reclassification adjustments for gains and losses realized in net income	369	—	369
Net change during the year	(18,746)	3,469	(15,277)
Net unrealized gains and losses on securities:			
Amount arising during the year	12,129	(4,477)	7,652
Reclassification adjustments for gains and losses realized in net income	515	(215)	300
Net change during the year	12,644	(4,692)	7,952
Net losses on derivative instruments:			
Amount arising during the year	(726)	305	(421)
Reclassification adjustments for gains and losses realized in net income	790	(332)	458
Net change during the year	64	(27)	37
Minimum pension liability adjustments	70,218	(39,738)	30,480
Other comprehensive income (loss)	¥ 64,180	(40,988)	23,192
2002:			
Foreign currency translation adjustments:			
Amount arising during the year	¥ (13,521)	(2,908)	(16,429)
Reclassification adjustments for gains and losses realized in net income	44	521	565
Net change during the year	(13,477)	(2,387)	(15,864)
Net unrealized gains and losses on securities:			
Amount arising during the year	(2,331)	872	(1,459)
Reclassification adjustments for gains and losses realized in net income	(589)	316	(273)
Net change during the year	(2,920)	1,188	(1,732)
Net losses on derivative instruments:			
Amount arising during the year	(1,052)	442	(610)
Reclassification adjustments for gains and losses realized in net income	4,654	(1,955)	2,699
Net change during the year	3,602	(1,513)	2,089
Minimum pension liability adjustments	(26,472)	10,680	(15,792)
Other comprehensive income (loss)	¥ (39,267)	7,968	(31,299)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2001:			
Foreign currency translation adjustments:			
Amount arising during the year	¥ 50,823	684	51,507
Reclassification adjustments for gains and losses realized in net income	(18)	—	(18)
Net change during the year	50,805	684	51,489
Net unrealized gains and losses on securities:			
Amount arising during the year	(8,434)	4,535	(3,899)
Reclassification adjustments for gains and losses realized in net income	(16,861)	7,157	(9,704)
Net change during the year	(25,295)	11,692	(13,603)
Net losses on derivative instruments:			
Amount arising during the year	(11,146)	4,681	(6,465)
Reclassification adjustments for gains and losses realized in net income	6,968	(2,926)	4,042
Net change during the year	(4,178)	1,755	(2,423)
Minimum pension liability adjustments	(50,641)	26,592	(24,049)
Other comprehensive income (loss)	¥ (29,309)	40,723	11,414

	Thousands of U.S. dollars		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2003:			
Foreign currency translation adjustments:			
Amount arising during the year	**$ (178,645)**	**32,421**	**(146,224)**
Reclassification adjustments for gains and losses realized in net income	**3,448**	**—**	**3,448**
Net change during the year	**(175,197)**	**32,421**	**(142,776)**
Net unrealized gains and losses on securities:			
Amount arising during the year	**113,356**	**(41,842)**	**71,514**
Reclassification adjustments for gains and losses realized in net income	**4,813**	**(2,009)**	**2,804**
Net change during the year	**118,169**	**(43,851)**	**74,318**
Net losses on derivative instruments:			
Amount arising during the year	**(6,785)**	**2,851**	**(3,934)**
Reclassification adjustments for gains and losses realized in net income	**7,383**	**(3,103)**	**4,280**
Net change during the year	**598**	**(252)**	**346**
Minimum pension liability adjustments	**656,243**	**(371,383)**	**284,860**
Other comprehensive income (loss)	**$ 599,813**	**(383,065)**	**216,748**

(17) Earnings per Share

A reconciliation of the numerators and denominators of basic and diluted earnings per share for "Income before cumulative effect of change in accounting principle" computations is as follows:

		Millions of yen			Thousands of U.S. dollars
		2003	2002	2001	2003
Income before cumulative effect of change in accounting principle	¥	275,730	190,737	163,869	$ 2,576,916
Effect of dilutive securities:					
1% Japanese yen convertible debentures, due 2002		—	26	40	—
1-2/10% Japanese yen convertible debentures, due 2005		36	48	48	336
1-3/10% Japanese yen convertible debentures, due 2008		86	91	91	804
Diluted income before cumulative effect of change in accounting principle	¥	275,852	190,902	164,048	$ 2,578,056

	Number of shares		
Average common shares outstanding	878,648,844	876,716,443	875,960,380
Effect of dilutive securities:			
1% Japanese yen convertible debentures, due 2002	—	1,952,315	2,859,462
1-2/10% Japanese yen convertible debentures, due 2005	2,664,354	3,446,071	3,461,229
1-3/10% Japanese yen convertible debentures, due 2008	6,382,560	6,624,428	6,646,369
Diluted common shares outstanding	887,695,758	888,739,257	888,927,440

		Yen			U.S. dollars
Earnings per share before cumulative effect of change in accounting principle:					
Basic	¥	313.81	217.56	187.07	$ 2.93
Diluted		310.75	214.80	184.55	2.90

The computation of diluted net income per share for the year ended December 31, 2001 uses diluted net income and diluted common shares outstanding. For the computation of the diluted net income, the same effect of dilutive securities used for the computation of diluted income before cumulative effect of change in accounting principle is reflected. The diluted common shares outstanding is the same as used in the computation of the diluted earnings per share before cumulative effect of change in accounting principle.

(18) Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts and interest rate swaps utilized by the Company and certain of its subsidiaries to reduce these risks. Canon assesses foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

The major manufacturing bases of Canon are located in Japan and Asia. The sales generated from overseas are mainly denominated in U.S. dollar or euro. Therefore, Canon's international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollar and euro into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales which are denominated in foreign currencies. In accordance with Canon's policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Interest rate risk management

Canon's exposure to the market risk of changes in interest rates relates primarily to its debt obligations. The fixed-rate debt obligations expose Canon to variability in their fair values due to changes in interest rates. To manage the variability in fair values caused by interest rate changes, Canon enters into interest rate swaps when it is determined to be appropriate based on market conditions. The interest rate swaps change the fixed-rate debt obligations to variable-rate debt obligations by entering into receive-fixed, pay-variable interest rate swaps. The hedging relationship between the interest rate swaps and its hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk.

Fair value hedge

Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed rate debt obligations. Changes in fair values of the hedged debt obligations and derivative instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions). There is no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the years ended December 31, 2003 and 2002 as the critical terms of the interest rate swaps match the terms of the hedged debt obligations.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated and qualifying as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales and interest rate swaps associated with variable rate debt obligation, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all accumulated other comprehensive income (loss) at year end is expected to be recognized in earnings over the next twelve months. Canon excludes the time value component of the hedging instruments from the assessment of hedge effectiveness.

The effective portions of changes in the fair value of foreign exchange contracts designated as cash flow hedges and reported in accumulated other comprehensive income (loss), net of the related tax effect, are losses of ¥445 million ($4,158 thousand), ¥610 million and ¥6,465 million for the years ended December 31, 2003, 2002 and 2001. The amounts which were reclassified out of accumulated other comprehensive income (loss) into other income (deductions), net of the related tax effect, are net losses of ¥674 million ($6,299 thousand), ¥2,699 million and ¥4,042 million for the years ended December 31, 2003, 2002 and 2001. The amounts of the hedging ineffectiveness is not material for the years ended December 31, 2003, 2002 and 2001. The sum of the amount of net gains or losses excluded from the assessment of hedge effectiveness which are also recorded in other income (deductions), net of the related tax effect, are net gains of ¥490 million ($4,579 thousand), ¥668 million and ¥1,907 million for the years ended December 31, 2003, 2002 and 2001.

Canon has entered into certain foreign exchange contracts which do not meet the hedging criteria of SFAS 133 and 138. Canon records these foreign exchange contracts on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately. The notional amounts of those foreign exchange contracts were ¥408,540 million ($3,818,131 thousand) and ¥362,276 million at December 31, 2003 and 2002.

The effective portions of changes in the fair value of interest rate swap contracts designated as cash flow hedges and reported in accumulated other comprehensive income (loss), net of the related tax effect, is a gain of ¥24 million ($224 thousand) for the year ended December 31, 2003. The amount which was reclassified out of accumulated other comprehensive income (loss) into other income (deductions), net of the related tax effect, is a net gain of ¥216 million ($2,019 thousand) for the year ended December 31, 2003. The amounts of the hedging ineffectiveness is not material for the year ended December 31, 2003. The sum of the amount of net gains or losses excluded from the assessment of hedge effectiveness which are also recorded in other income (deductions), net of the related tax effect, is not material for the year ended December 31, 2003.

Canon has entered into certain interest rate swap agreements which do not meet the hedging criteria of SFAS 133 and 138. Canon records these interest rate swap agreements on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately. The notional amount of those interest rate swap agreements was ¥57,270 million at December 31, 2002. Canon recognized net losses related to those interest rate swaps in the amount of ¥94 million ($879 thousand), ¥1,738 million and ¥2,521 million for the years ended December 31, 2003, 2002 and 2001, respectively, and classified such amount in other income (deductions).

Contract amounts of foreign exchange contracts and interest rate swaps at December 31, 2003 and 2002 are set forth below:

	Millions of yen			
	U.S.$	euro	Others	Total
2003:				
To sell foreign currencies	**¥ 232,013**	**191,537**	**23,993**	**447,543**
To buy foreign currencies	**11,151**	**3,261**	**7,972**	**22,384**
Receive-fixed interest rate swaps	**—**	**1,337**	**—**	**1,337**
Pay-fixed interest rate swaps	**—**	**21,227**	**—**	**21,227**
2002:				
To sell foreign currencies	¥ 262,408	138,631	21,757	422,796
To buy foreign currencies	3,586	2,307	759	6,652
Receive-fixed interest rate swaps	—	—	180	180
Pay-fixed interest rate swaps	56,019	1,251	—	57,270

	Thousands of U.S. dollars			
	U.S.$	euro	Others	Total
2003:				
To sell foreign currencies	**$ 2,168,346**	**1,790,065**	**224,234**	**4,182,645**
To buy foreign currencies	**104,215**	**30,476**	**74,505**	**209,196**
Receive-fixed interest rate swaps	**—**	**12,495**	**—**	**12,495**
Pay-fixed interest rate swaps	**—**	**198,383**	**—**	**198,383**

(19) Commitments and Contingent Liabilities

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, as interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34". FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. The initial recognition and measurement provisions of FIN 45 were applicable to guarantees issued or modified after December 31, 2002.

Canon provides guarantees to third parties of bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less risk of finance. For each guarantee provided, Canon would have to perform under a guarantee, if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥58,299 million ($544,850 thousand) at December 31, 2003. The carrying amounts of the liabilities recognized for Canon's obligations as a guarantor under those guarantees at December 31, 2003 were insignificant. Certain of those guarantees secured by guarantees issued to Canon by other parties amounted to ¥950 million ($8,879 thousand) at December 31, 2003.

Canon Inc. and its consolidated subsidiaries provide guarantees to third parties of certain obligations of their consolidated subsidiaries. At December 31, 2003, these guarantees amounted to

¥55,730 million ($520,842 thousand). To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above figure.

At December 31, 2003, commitments outstanding for the purchase of property, plant and equipment approximated ¥54,947 million ($513,523 thousand).

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥15,092 million ($141,047 thousand) and ¥18,133 million at December 31, 2003 and 2002, respectively, and are reflected in noncurrent receivables on the accompanying consolidated balance sheets.

Canon is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Canon's consolidated financial position, results of operations, or cash flows.

Future minimum lease payments required under capital and noncancellable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2003 are as follows:

Year ending December 31:	Millions of yen		Thousands of U.S.dollars	
	Capital Leases	Operating Leases	Capital Leases	Operating Leases
2004	¥ 5,200	11,769	$ 48,598	109,991
2005	3,986	8,591	37,252	80,290
2006	1,244	6,713	11,626	62,738
2007	561	5,129	5,243	47,934
2008	204	3,926	1,907	36,692
Later years	72	7,302	673	68,243
Total future minimum lease payments	¥11,267	43,430	$105,299	405,888

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty cost for the year ended December 31, 2003 and 2002 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Balance at beginning of year	¥ 7,516	7,038	$ 70,243
Addition	10,919	8,351	102,047
Utilization	(7,834)	(7,763)	(73,215)
Other	(89)	(110)	(832)
Balance at end of year	¥10,512	7,516	$ 98,243

(20) Disclosures about the Fair Value of Financial Instruments

Cash and cash equivalents, Trade receivables, Short-term loans, Trade payables, Accrued expenses

The carrying amount approximates fair value because of the short maturity of these instruments.

Marketable securities and Investments

The fair values of Canon's marketable securities and investments are based on quoted market prices.

Noncurrent receivables

The fair values of Canon's noncurrent receivables are based on the present value of future cash flows through estimated maturity, discounted using estimated market discount rates. Their carrying amounts at December 31, 2003 and 2002 totaled ¥16,543 million ($154,607 thousand) and ¥20,568 million, respectively, which approximate fair values because of their short duration.

Long-term debt

The fair values of Canon's long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using Canon's current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest rate swaps, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

The estimated fair values of Canon's financial instruments at December 31, 2003 and 2002 are summarized as follows:

		Millions of yen					Thousands of U.S. dollars	
		2003		2002			2003	
		Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value		Carrying Amount	Estimated Fair Value
Nonderivatives:								
Assets:								
Marketable securities and Investments	¥	**55,430**	**55,430**	41,285	41,285	$	**518,037**	**518,037**
Liabilities:								
Long-term debt, including current installments		**(95,455)**	**(123,700)**	(100,355)	(132,574)		**(892,103)**	**(1,156,075)**
Derivatives relating to:								
Forecasted intercompany sales transactions:								
Assets		**347**	**347**	808	808		**3,243**	**3,243**
Liabilities		**(1,093)**	**(1,093)**	(622)	(622)		**(10,215)**	**(10,215)**
Trade receivables:								
Assets		**3,413**	**3,413**	3,851	3,851		**31,897**	**31,897**
Liabilities		**(6,604)**	**(6,604)**	(2,938)	(2,938)		**(61,720)**	**(61,720)**
Long-term debt, including current installments:								
Interest rate swaps:								
Assets		**—**	**—**	1	1		**—**	**—**
Liabilities		**(55)**	**(55)**	(1,149)	(1,149)		**(514)**	**(514)**

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(21) Supplementary Expense Information

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Research and development	**¥ 259,140**	233,669	218,616	**$ 2,421,869**
Depreciation of property, plant and equipment	**168,636**	158,469	147,286	**1,576,037**
Rent	**42,131**	44,195	47,558	**393,748**
Advertising	**100,278**	71,725	66,837	**937,178**
Exchange losses	**20,311**	23,468	14,801	**189,822**

KPMG

The Board of Directors and Stockholders
Canon Inc.:

We have audited the accompanying consolidated balance sheets (expressed in yen) of Canon Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company's consolidated financial statements do not disclose certain information required by Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". In our opinion, disclosure of this information is required by accounting principles generally accepted in the United States of America.

In our opinion, except for the omission of the segment information as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Canon Inc. and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into United States dollars on the basis set forth in note 2 of the notes to consolidated financial statements.

KPMG

Tokyo, Japan
January 28, 2004

MAJOR CONSOLIDATED SUBSIDIARIES

(As of December 31, 2003)

MANUFACTURING

Canon Electronics Inc.
Canon Finetech Inc.
Nisca Corporation
Canon N.T.C., Inc.
Canon Chemicals Inc.
Canon Components, Inc.
Canon Precision Inc.
Oita Canon Inc.
Nagahama Canon Inc.
Oita Canon Materials Inc.
Ueno Canon Materials Inc.
Fukushima Canon Inc.
Optron, Inc.
Canon Virginia, Inc.
Custom Integrated Technology, Inc.
Industrial Resource Technologies, Inc.
Canon Giessen GmbH
Canon Bretagne S.A.S.
Canon Inc., Taiwan
Canon Dalian Business Machines, Inc.
Canon Zhuhai, Inc.
Canon Zhongshan Business Machines Co., Ltd.
Guang-Dong United Optical Instrument Co., Ltd.
Tianjin Canon Co., Ltd.
Canon (Suzhou) Inc.
Canon Opto (Malaysia) Sdn. Bhd.
Canon Hi-Tech (Thailand) Ltd.
Canon Engineering (Thailand) Ltd.
Canon Vietnam Co., Ltd.
Canon Electronic Business Machines (H.K.) Co., Ltd.
Canon Engineering Singapore Pte. Ltd.
Canon Engineering Hong Kong Co., Ltd.

RESEARCH & DEVELOPMENT

Canon Development Americas, Inc.
Canon Research Centre Europe Ltd.
Canon Research Centre France S.A.S.
Canon Information Systems Research Australia Pty. Ltd.
Beijing PeCan Information System Co., Ltd.

MARKETING & OTHER

Canon Sales Co., Inc.
Canon System and Support Inc.
Canon System Solutions Inc.
Canon Software Inc.
Canon U.S.A., Inc.
Canon Canada, Inc.
Canon Mexicana, S. de R.L. de C.V.
Canon Latin America, Inc.
Canon do Brasil Indústria e Comércio Limitada
Canon Chile, S.A.
Canon Panama, S.A.
Canon Argentina, S.A.
Canon Business Solutions-Central, Inc.
Canon Business Solutions-West, Inc.
Canon Business Solutions-East, Inc.
Canon Financial Services, Inc.
Canon Information Technology Services, Inc.
Canon Europa N.V.
Canon Europe Ltd.
Canon (UK) Ltd.
Canon Deutschland GmbH
Canon France S.A.
Canon Italia S.p.A.
Canon España S.A.
Canon Nederland N.V.
Canon Danmark A/S
Canon Belgium N.V./S.A.
Canon (Schweiz) AG
Canon Gesellschaft m.b.H.
Canon Svenska AB
Canon Oy
Canon North-East Oy
Canon Norge A.S.
Canon CEE GmbH
Canon Middle East FZ-LIC
Canon South Africa Pty. Ltd.
Canon Australia Pty. Ltd.
Canon New Zealand Ltd.
Canon Finance Australia Ltd.
Canon Finance New Zealand Ltd.
Canon (China) Co., Ltd.
Canon Singapore Pte. Ltd.
Canon Hongkong Co., Ltd.
Canon Marketing (Singapore) Pte. Ltd.
Canon Marketing (Malaysia) Sdn. Bhd.
Canon Marketing (Philippines), Inc.
Canon Marketing (Thailand) Co., Ltd.
Canon Semiconductor Engineering Korea Inc.
Canon Semiconductor Equipment Taiwan Inc.

TRANSFER OFFICE AND REGISTRARS

Canon Inc.
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan

Transfer Office for Common Stock in Japan
Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku, Tokyo 103-8670, Japan

Depositary and Agent with Respect to American Depositary Receipts for Common Shares
JPMorgan Chase Bank
1 Chase Manhattan Plaza, New York, N.Y. 10081, U.S.A.

Depositaries and Agents with Respect to Global Bearer Certificates for Common Shares
Deutsche Börse Clearing AG Börsenplatz 7-11
60313 Frankfurt am Main, Germany
Deutsche Bank AG, U+I/Emissionsfolgegeschäfte, Taunusanlage12,
60325 Frankfurt am Main, Germany

SHAREHOLDERS' INFORMATION

Stock exchange listings:
Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York and Frankfurt stock exchanges

American Depositary Receipts (ADRs) are traded on the New York Stock Exchange.

Shareholders' annual general meeting:
March 30, 2004, in Tokyo

Other information:
For publications or information, please contact the Corporate Communications Center, Canon Inc., Tokyo, or access Canon's Website at
www.canon.com

This publication was printed on 70% recycled paper by an ISO 14001-accredited printer. The inks used, containing neither VOCs (volatile organic compounds) nor mineral oils, excel in decomposition and de-inking.

PUB. BEP013 0404SZ 19760 Printed in Japan

Canon

CANON INC. 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan